FP: truCrowd

BOTS, Inc
1064 Ave Ponce De Leon
Suite 200 San Juan, PR 00907
(939) 212-9068

OFFERING STATEMENT

5,000,000 Shares of Common Stock at $.05 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**200,000**	**$10,000**	**$9,200**
Maximum Amount	**5,000,000**	**$250,000**	**$230,000**

THE COMPANY

1. Name of issuer: BOTS Inc

ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☑ No

BOTS

OFFERING STATEMENT

5,000,000 Shares of Common Stock at $.05 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**200,000**	**$10,000**	**$9,200**
Maximum Amount	**5,000,000**	**$250,000**	**$230,000**

DIRECTORS OF THE COMPANY

4.   Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name:	Simon Rubin	Yuri Abramov
Dates of Board Service:	July 21, 2020 - Present	July 21, 2020 - Present
Principal Occupation:	CEO	Director, Scientific advisor
Employer:	BOTS INC	BOTS INC
Dates of Service:	7/21/2020 - Present	7/21/2020 - Present
Employer's principal business:	Software development, Electronics manufacturer	Software development, Electronics manufacturer
List all positions and offices with the issuer held and the period of time in which the director served in the position or office:		
Position:	No other positions held with issuer	No other positions held with issuer
Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:		
Employer:	BOTS INC	BOTS INC
Employer's principal business:	Software development, Electronics manufacturer	Software development, Electronics manufacturing
Title:	Director, CEO	Director, Scientific advisor
Dates of Service:	7/21/2020 - Present	July 21, 2020 to present
Responsibilities:	Managing company's overall operations	Scientific advisor, project development
Employer:	FIRST BITCOIN CAPITAL CORP	FIRST BITCOIN CAPITAL CORP
Employer's principal business:	Software development, project management	Software development, project management
Title:	Director	Director
Dates of Service:	2010 - Present	2014 -to present
Responsibilities:	Managing company's overall operations	Scientific advisor, project development

BOTS

BOTS, Inc
1064 Ave Ponce De Leon
Suite 200 San Juan, PR 00907
(939) 212-9068

OFFERING STATEMENT

5,000,000 Shares of Common Stock at $.05 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200,000	$10,000	$9,200
Maximum Amount	5,000,000	$250,000	$230,000

OFFICERS OF THE COMPANY

5.   Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name:	Simon Rubin
Title:	CEO
Dates of Service:	December 24, 2021 - Present
Responsibilities:	Managing company operations
List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:	
Position:	No prior positions held with issuer
Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:	
Employer:	BOTS INC
Employer's principal business:	Management, software development, electronics manufacturer
Title:	Director, CEO
Dates of Service:	7/21/2020 - Present
Responsibilities:	Managing company's overall operations
Employer:	FIRST BITCOIN CAPITAL CORP
Employer's principal business:	Software development, project management
Title:	Director
Dates of Service:	2010 - Present
Responsibilities:	Managing company's overall operations

PRINCIPAL SECURITY HOLDERS

6.   Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

        No single entity owns 20% or more voting power in the Company.

BOTS

OFFERING STATEMENT

5,000,000 Shares of Common Stock at $.05 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**200,000**	**$10,000**	**$9,200**
Maximum Amount	**5,000,000**	**$250,000**	**$230,000**

BUSINESS AND ANTICIPATED BUSINESS PLAN

7.   Describe in detail the business of the issuer and the anticipated business plan of the issuer.

We were incorporated in the State of Nevada on December 30, 2010, originally under the name Lifetech Industries, Inc. All agreements related to the Lifetech business were terminated and closed as of April 30, 2014. Effective August 2, 2013, the name was changed from "Lifetech Industries, Inc." to "mCig, Inc." The Company redomiciled to Puerto Rico on April 17, 2020. Effective April 17, 2020, the name was changed from "MCIG, Inc.," to "BOTS, Inc." The Company's common stock is traded under the symbol "BTZI." The Company is headquartered in San Juan, Puerto Rico.

The Company's primary website is www.BOTS.bz.

Cryptocurrencies can be used to purchase goods and services, either online or at physical locations, although reliable data is not readily available about the retail and commercial market penetration of the various cryptocurrencies. To date, the rate of consumer adoption and use of cryptocurrencies for paying merchants has trailed the broad expansion of retail and commercial acceptance of cryptocurrency. Other markets, such as credit card companies and certain financial institutions are not accepting such digital assets. We believe that there will be a strong correlation between the continued expansion of the Cryptocurrency Network and its retail and commercial market penetration.

The Blockchain Network was not designed to ensure the anonymity of users, despite a common misperception to the contrary. All transactions are logged on the Blockchain and any individual or government can trace the flow of cryptocurrencies from one address to another. Off-Blockchain transactions occurring off the Network are not recorded and do not represent actual transactions or the transfer of cryptocurrencies from one digital wallet address to another, though information regarding participants in an Off-Blockchain transaction may be recorded by the parties facilitating such Off-Blockchain transactions. Digital wallet addresses are randomized sequences of 27-34 alphanumeric characters that, standing alone, do not provide sufficient information to identify users; however, various methods may be used to connect an address to a particular user's identity, including, among other things, simple Internet searching, electronic surveillance and statistical network analysis and data mining. Anonymity is also reduced to the extent that certain Exchanges and other service providers collect users' personal information, because such Exchanges and service providers may be required to produce users' information in order to comply with legal requirements. In many cases, a user's own activity on the Blockchain Network or on Internet forums may reveal information about the user's identity.

Users may take certain precautions to enhance the likelihood that they and their transactions will remain anonymous. For instance, a user may send its cryptocurrencies to different addresses multiple times to make tracking the cryptocurrencies through the Blockchain more difficult or, more simply, engage a so-called "mixing" or "tumbling" service to switch its cryptocurrencies with those of other users. However, these precautions do not guarantee anonymity and are illegal to the extent that they constitute money laundering or otherwise violate the law.

As with any other asset or medium of exchange, cryptocurrencies can be used to purchase illegal goods or fund illicit activities. The use of cryptocurrencies for illicit purposes, however, is not promoted by the Blockchain Network or the user community as a whole. Furthermore, we do not believe our advertising, marketing, and consulting services has exposure to such uses because the services we provide are curated by our management and team.

DESCRIPTION OF SUBSIDIARIES

The following subsidiaries are incorporated in the financials for the year ending April 30, 2021, but have been discontinued as operational elements of BOTS, Inc.

BOTS

OFFERING STATEMENT

5,000,000 Shares of Common Stock at $.05 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200,000	$10,000	$9,200
Maximum Amount	5,000,000	$250,000	$230,000

First Bitcoin Capital, LLC
On May 14, 2020, we acquired 100% of First Bitcoin Capital, LLC ("FBC"). FBC was incorporated on December 11, 2017, under the laws of the state of Colorado. FBC works in multiple areas of blockchain development and cryptocurrency.

BUSINESS MODEL
The Company continues to look at increasing revenue internally and through strategic acquisitions. The Company utilizes many methods of identifying new products to produce and potential companies to acquire. Our staff continually reviews current market trends to determine appropriate products to introduce or develop. We have had them presented to us by business brokers, have reviewed competition and looked for compelling stories, or incorporated a subsidiary directly for a specific purpose. In some instances, the companies come looking to us for assistance. We will continue to finance additional acquisitions through private placements of stock, debt, or revenue from operations.

The BOTS business model is built around developing and incubating self-sustaining business entities in the technology space. We look for strong management teams that have expertise in their fields and want to operate within the Blockchain, Robotic Automation and Bitcoin mining industry. Once the entities are self-sustaining the company divest them either through i) a sale of the assets, ii) a spin-off into its own publicly traded entity, or iii) seek additional partners and privatize the business. Expansion through Acquisition

The Company continues to look for additional acquisition opportunities in the Blockchain, Robotic Automation and Bitcoin mining industry that will enhance our overall growth, complement our existing operations and increase shareholder value. BOTS considers acquisitions as a critical element to our strategic growth. We look for synergistic companies that will provide strength and growth opportunities to the developing products and services of BOTS. We will review current competition in many markets and determine if an acquisition or joint venture is in the best interest of BOTS.

Marketing and Sales Strategy
BOTS marketing and sales strategy is subject to change quickly and often. When we evaluate a new product or service, we place considerable analysis on immediate return on investment (during initial 12-month period of launch) as the future long-term opportunities are uncertain and highly speculative. In instances where a client has demonstrated an ability to continue to control a market share the Company may consider long term sales as well.

Our products and services are marketed directly through each subsidiary. As we continue to acquire companies or services, we look for synergic growth opportunities that will allow for expansion of the multiple services available under our umbrella of companies. The growth in revenue created by the cross pollination of products and services are desirable.

The Company continues to utilize newsletters, advertisement, and viral knowledge of our services to expand our customer base. The Company utilizes all social media platforms to grow its customer awareness.

Patents and Intellectual Properties
The Company owns patent number US9135787 "Bitcoin kiosk/ATM device and system integrating enrollment protocol and method of using the same". The Company also has an exclusive rights to the additional Bitcoin ATM patent USPTO No. US10332205B1 "Bitcoin kiosk/ATM device and system and method of using the same" and US20190318326A1

In addition, the Company has a patent application number US20180315072A1 entitles "Method and system of facilitating management of cryptocurrency-based loyalty points associated with one or more of a product and a service".

The Company is developing Intellectual Property (I.P.) licensing guidelines for the Bitcoin ATM operators and manufacturers. Copies of the guidelines are available upon request from the Company. These Intellectual-Property Guidelines are designed to help Bitcoin ATM operators implement practical, internal licensing compliance policies consistent with our patents together with the related I.P. laws and to reduce the business risks associated with counterfeiting, piracy, and transaction cybersecurity.

OFFERING STATEMENT

5,000,000 Shares of Common Stock at $.05 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200,000	$10,000	$9,200
Maximum Amount	5,000,000	$250,000	$230,000

Bitcoin ATM companies, large and small, increasingly use and rely on intellectual property—the copyright, trademark, patents, trade secrets, and other intangible rights that underlie many products and services in the cryptocurrency ATM industry today. The "intellectual capital" embodied in inventions and creative content can be crucial to economic growth and business development as traditional capital, goods, and services.

I.P. protections provide the incentives and returns on investments for intellectual capital necessary to produce a continuous stream of innovations in crypto and blockchain economies. These make individual companies, industry sectors, and national economies more competitive.

These Intellectual-Property Bitcoin ATM IP Guidelines are designed to be helpful to a wide range of businesses involved in the Bitcoin ATM industry, including ATM manufacturers, banks, and non-bank Bitcoin ATM operators and are suitable to be tailored to deal more specifically with particular segments of the Bitcoin ATM supply chain.

These guidelines may be used directly as a basis for a Bitcoin ATM company to create or improve internal I.P. compliance, company policies, or employee manuals. The terms of these Guidelines can also be included in contracts between BOTS Inc and suppliers, such as ATM kiosk manufacturers.

They are also suitable for adoption as the basis of an I.P. compliance certification, whether voluntary or mandatory, in the Bitcoin ATM industry.

Also, these Guidelines are intended to be a "living document" capable of evolving to respond to the challenges of new technologies and globalization, and political and economic trade pressures. Like the intellectual property system more generally, these Guidelines are intended as a balanced approach that respects the legitimate interests of I.P. rights owners, other stakeholders as well as the Bitcoin ATM business community.

I.P. guidelines are compliant with U.S. Antitrust Laws and regulations.

Research published by Statista.com indicates that the number of Bitcoin ATMs worldwide grew by every passing month since 2015, reaching new highs in 2021. As of January 1, 2021, there were nearly 14,000 Bitcoin ATMs worldwide. As far as Bitcoin ATMs are concerned, there are two main types of such ATMs: the basic ones, allowing the users only to purchase Bitcoins, and more complex ones, enabling the users both to buy and sell the virtual money. In the case of complex ATMs, only the members of a particular ATM producer can use the ATM. As of July 2020, the leading manufacturers of the Bitcoin ATMs were Genesis Coin and General Bytes, with 34.6 percent and 30.3 percent of the market share, respectively. The highest number of Bitcoin ATMs was recorded in the United States as of July 2020. In total, approximately 83 percent of global ATMs were concentrated in North America.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

FP: truCrowd

BOTS, Inc
1064 Ave Ponce De Leon
Suite 200 San Juan, PR 00907
(939) 212-9068

BOTS

OFFERING STATEMENT

5,000,000 Shares of Common Stock at $.05 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200,000	$10,000	$9,200
Maximum Amount	5,000,000	$250,000	$230,000

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8.   Discuss the material factors that make an investment in the issuer speculative or risky:

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry
We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters. The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.
There is an ongoing outbreak of a novel and highly contagious form of coronavirus ("COVID-19"), which the World Health Organization declared a global pandemic on March 11, 2020. The outbreak of COVID-19 has caused a worldwide public health emergency with a substantial number of hospitalizations and deaths and has significantly adversely impacted global commercial activity and contributed to both volatility and material declines in equity and debt markets. The global impact of the outbreak is rapidly evolving, and many national, state, and local governments have reacted by instituting mandatory or voluntary quarantines, travel prohibitions and restrictions, closures or reductions of offices, businesses, schools, retail stores, restaurants, and other public venues and/or cancellations, suspensions and/or postponements of certain events and activities, including certain non-essential government and regulatory activities. Businesses are also implementing their own precautionary measures, such as voluntary closures, temporary or permanent reductions in work force, remote working arrangements and emergency contingency plans.

Such measures, as well as the general uncertainty surrounding the dangers, duration, and impact of COVID-19, are creating significant disruption to supply chains and economic activity, impacting consumer confidence and contributing to significant market losses, including by having particularly adverse impacts on transportation, hospitality, healthcare, tourism, sports, entertainment and other industries dependent upon physical presence. Technological infrastructure has, and will likely continue to be, strained for so long as mandatory or voluntary quarantines are instituted, which will change, and potentially disrupt, the operations of the Company. As COVID-19 continues to spread, potential additional adverse impacts, including a global, regional or other economic recession of indeterminate duration, are increasingly likely and difficult to assess and, if the spread of COVID-19 is prolonged, it could adversely affect many economies, global financial markets and the Company even after COVID- 19 is contained.

The extent of the impact of COVID-19 on the Company's operational and financial performance will depend on many factors, all of which are highly uncertain and cannot be predicted. Those factors include the duration and scope of the resulting public health emergency; the extent of any related restrictions implemented; the impact of such public health emergency on overall supply and demand, goods and services, investor liquidity, consumer confidence and levels of economic activity; and the

FP: truCrowd

BOTS, Inc
1064 Ave Ponce De Leon
Suite 200 San Juan, PR 00907
(939) 212-9068

BOTS

OFFERING STATEMENT

5,000,000 Shares of Common Stock at $.05 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200,000	$10,000	$9,200
Maximum Amount	5,000,000	$250,000	$230,000

extent of its disruption to important global, regional and local supply chains and economic markets. The effects of the COVID-19 pandemic may materially and adversely impact the value, performance and liquidity of the Company.

In addition, COVID-19 and the resulting changes to global businesses and economies likely will adversely impact the business and operations of the Company and therefore the business and operations of the Company. Certain businesses and activities may be temporarily or permanently halted as a result of government or other quarantine measures, voluntary and precautionary restrictions on travel or meetings and other factors, including the potential adverse impact of COVID-19 on the health of key personnel.

Regulatory changes and uncertainties.
The Company operates in a highly regulated industry subject to substantial change. In addition, both its labor and customer base are licensed and regulated by local, state, and federal governments. Policies may be changed for several reasons including, but not limited to economic conditions, public safety, socio-political factors, and such. As policy changes are made by regulators, there is no guarantee that the company will be able to provide services in its current form, which may place a substantial hardship on operations, causing an Investor to lose all or a portion of their investment.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations may require a significant pivot in strategy and execution, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital
We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenue, as well as the inherent business risks associated with our Company and present and future market conditions.

The Company's success depends on the experience and skill of its manager and other key personnel.
In particular, we are dependent on our managers. The loss of the Managers, the Principals or any other key personnel could harm the Company's business, financial condition, cash flow and performance. Accordingly, you should not invest in the Company unless you are willing to entrust all aspects of the management of the Company and the investment decisions we make on the behalf of the Company.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people
We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non- competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.
Our reputation and the quality of our brand are critical to our business and success and will be critical to our success as we form and advise new markets. Any incident that erodes confidence in our brand could significantly reduce the Company's value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be

FP: truCrowd

BOTS

BOTS, Inc
1064 Ave Ponce De Leon
Suite 200 San Juan, PR 00907
(939) 212-9068

OFFERING STATEMENT

5,000,000 Shares of Common Stock at $.05 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200,000	$10,000	$9,200
Maximum Amount	5,000,000	$250,000	$230,000

adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correct.

Risks Related to the Offering

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.
You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.
No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered Offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.
Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.
The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.
The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.
If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering â€" it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.
If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The

BOTS

BOTS, Inc
1064 Ave Ponce De Leon
Suite 200 San Juan, PR 00907
(939) 212-9068

OFFERING STATEMENT

5,000,000 Shares of Common Stock at $.05 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200,000	$10,000	$9,200
Maximum Amount	5,000,000	$250,000	$230,000

Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Although Investors will have no right to voluntarily withdraw capital from the Company or withdraw their Securities, in certain circumstances they may be forced to withdraw from the Company.
An Investor may be forced to withdraw from the Company if the Company reasonably determines that it is necessary or desirable to do so in order to comply with applicable law or regulations, or to avoid a material adverse effect on the Company or the other holders of securities in the Company.

Investors will have no right to control the Company's operations.
The Investors will have no opportunity to control the day-to-day operations of the Company, including, without limitation, the investment and disposition decisions of the Portfolio Companies. In order to safeguard your limited liability for the liabilities and obligations of the Company, you must rely entirely on the Manager and Principals to conduct and manage the business affairs of the Company

Investors will not be entitled to any inspection or information rights other than those required by law.
Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

The Company may never undergo a liquidity event and Investors may have to hold the Securities indefinitely.
The Company may never undergo a liquidity event such as a repurchase of the Securities by the Company, a sale of the Company or an initial public or coin offering. If a liquidity event does not occur, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities have no voting rights or ability to direct the Company or its actions.

The Securities may be significantly diluted as a consequence of subsequent equity financings.

BOTS

BOTS, Inc
1064 Ave Ponce De Leon
Suite 200 San Juan, PR 00907
(939) 212-9068

OFFERING STATEMENT

5,000,000 Shares of Common Stock at $.05 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200,000	$10,000	$9,200
Maximum Amount	5,000,000	$250,000	$230,000

The Company's equity securities will be subject to dilution. The Company may issue additional equity to third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's economic interests in the Company. The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

The Securities may be substantially different from other equity securities offered or issued by the Company.
The Securities may be materially different from the other equity securities of the Company in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. The Securities may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.
In the event of the dissolution or bankruptcy of the Company, the holders of the Securities will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred membership interests, have been paid in full. Neither holders of the Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

There is no guarantee of a return on an Investor's investment.
There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

Additional Issuer Specific Risks:

Title of Risk
We make product and investment decisions that may not prioritize short-term financial results.

Description of Risk
We frequently make product and investment decisions that may not prioritize short-term financial results if we believe that the decisions are consistent with our mission and improve our financial performance over the long term. We may introduce changes to existing services, or introduce new stand-alone services, that direct our customers away from our current services. We are also investing in new products and services, and we may not successfully monetize such experiences. We also may take steps that result in limiting distribution of products and services in the short term in order to attempt to ensure the availability of our products and services to users over the long term. These decisions may not produce the long-term benefits that we expect, in which case our customer growth and our business results of operations could be harmed.

Title of Risk

BOTS

OFFERING STATEMENT

5,000,000 Shares of Common Stock at $.05 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200,000	$10,000	$9,200
Maximum Amount	5,000,000	$250,000	$230,000

Incurred Losses

Description of Risk
We have incurred losses in the past and cannot assure you that we will achieve or maintain profitable operations. As of April 30, 2021, we had an accumulated deficit of $21,176,122. Our accumulated deficit is primarily due to, among other reasons, the establishment of our business infrastructure and operations, stock-based compensation expenses and increases in our marketing expenditures to grow sales. For the year ended April 30, 2021, we had net loss of $8,026,463 compared to a net loss of $3,883,988 for the year ended April 30, 2020. We cannot assure you that we will generate operating profits now or in the immediate future, or be able to on, a sustainable basis, continue to expand our infrastructure, further develop our marketing efforts and otherwise implement our growth initiatives.

Title of Risk
We face intense competition and our failure to compete effectively could have a material adverse effect on our business, results of operations and financial condition.

Description of Risk
Some of our current and potential competitors may have significantly greater resources or better competitive positions in certain product segments, geographic regions or user demographics than we do. These factors may allow our competitors to respond more effectively than us to new or emerging technologies and changes in market conditions. We believe that some of our users are aware of and actively engaging with other services similar to, or as a substitute for, our services, and we believe that some of our users have reduced their use of and engagement with our product in favor of these other services. In the event that our users increasingly engage with other services, we may not experience the anticipated growth, or see a decline, in use and engagement in key user demographics or more broadly, in which case our business would likely be harmed.

We have used an arbitrary offering price. The offering price per unit was arbitrarily determined by the Company and is unrelated to specific investment criteria, such as the assets or past results of the Company's operations. In determining the offering price, the Company considered such factors as the prospects, if any, of similar companies, the previous experience of management, the Company's anticipated results of operations, and the likelihood of acceptance of this offering. Please review any financial or other information contained in this offering with qualified persons to determine its suitability as an investment before purchasing any shares in this offering.

Management has broad discretion as to the use of proceeds. The net proceeds from this Securities Offering will be used for the purposes described under "USE OF PROCEEDS." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated, which it deems to be in the best interests of the Company in order to address changed circumstances or opportunities. This poses a risk to an investor should they be relying on current use of proceeds forecasts for the investment as business conditions may require a change of the use of these funds.

Public health epidemics or outbreaks could adversely impact our business. In December 2019, a novel strain of coronavirus (COVID-19) emerged in Wuhan, Hubei Province, China. While initially the outbreak was largely concentrated in China and caused significant disruptions to its economy, it has now spread to several other countries and infections have been reported globally. The extent to which the coronavirus impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others. In particular, the continued spread of the coronavirus globally could adversely impact our operations, and could have an adverse impact on our business and our financial results.

If we make mistakes or have unforeseen things happen to us, our suppliers, partners, vendors, etc, or the world, we can make little or no profit and can be driven out of business.

BOTS

OFFERING STATEMENT

5,000,000 Shares of Common Stock at $.05 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200,000	$10,000	$9,200
Maximum Amount	5,000,000	$250,000	$230,000

THE BOTTOM LINE:

Investment in the securities of smaller companies can involve greater risk than is generally associated with investment in larger, more established companies. All investments can result in significant or total loss of your loan and/or investment. If we do well, the stock should do well also, yet life offers no guarantees and neither can we. If we make mistakes or have unforeseen things happen to us, our suppliers or the world, we can make little or no profit and can be driven out of business. We cannot guarantee success, return on investment, or repayment of loans.

Please only invest what you can afford to lose.

THE OFFERING

9.   What is the purpose of this offering?

If the maximum offering amount is raised, our anticipated use of proceeds is as follows:

10.   How does the issuer intend to use the proceeds of this offering?

	% of Capital if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Capital if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Marketing	5.5%	$550	5.5%	$13,750
Intermediary Fee	8%	$800	8%	$20,000
General and Administrative	86.5%	$8,650.00	86.5%	$216,250.00
Total	100%	$10,000.00	100%	$250,000.00

The above figures are estimates and may change due to strategic, economic, and/or other factors.

11.   How will the issuer complete the transaction and deliver securities to the investors?

The Company has set a minimum offering proceeds figure (the "minimum offering proceeds") for this Offering of $10,000.

Transfer Agent - Both investors and the Company must agree that a transfer agent, which keeps records of our outstanding Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed) or that the Company is capable of maintaining investment records on their own. In this case, the company will be utilizing a transfer agent.

12.   How can an investor cancel an investment commitment?

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering the intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). The intermediary will notify investors when the target offering amount has been met. If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned.

BOTS

OFFERING STATEMENT

5,000,000 Shares of Common Stock at $.05 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200,000	$10,000	$9,200
Maximum Amount	5,000,000	$250,000	$230,000

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be canceled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13.   Describe the terms of the securities being offered.

The securities are being sold at $0.05 per common share without any special terms or conditions.

14.   Do the securities offered have voting rights? ☑ Yes ☐ No

Yes, securities sold will allow each common shareholder to a simple vote of 1 share for each 1 share held.

15.   Are there any limitations on any voting or other rights identified above? ☐ Yes ☑ No Explain:

16.   How may the terms of the securities being offered be modified?

We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be cancelled and your money will be returned to you.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

(1)   to the issuer;
(2)   to an accredited investor;
(3)   as part of an offering registered with the U.S. Securities and Exchange Commission; or

FP: truCrowd

BOTS

BOTS, Inc
1064 Ave Ponce De Leon
Suite 200 San Juan, PR 00907
(939) 212-9068

OFFERING STATEMENT

5,000,000 Shares of Common Stock at $.05 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200,000	$10,000	$9,200
Maximum Amount	5,000,000	$250,000	$230,000

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance

(5)   The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17.   What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights				Other Rights			
Preferred Stock (list each class in order of preference):										
Class A	50,000	50,000	Yes	☑	No	☐	Yes ☐		No	☐
							Specify:	At Issuer's Discretion, Convertible into common shares at rate of 1 Prefered to 10 Common.		
Class B	30,000,000	30,000,000	Yes	☐	No	☑	Yes ☐		No	☐
							Specify:	At Issuer's Discretion, Convertible into common shares at rate of 1 Prefered to 10 Common.		
Unspecified Class	59,950,000	0								
Common Stock:										
	2,000,000,000	780,374,596	Yes	☑	No	☐	Yes ☐		No	☐
							Specify:			

BOTS

OFFERING STATEMENT

5,000,000 Shares of Common Stock at $.05 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200,000	$10,000	$9,200
Maximum Amount	5,000,000	$250,000	$230,000

18.   How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

None

19.   Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes ☑ No

20.   How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

None

21.   How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

We have used an arbitrary offering price. The offering price per unit was arbitrarily determined by the Company and is unrelated to specific investment criteria, such as the assets or past results of the Company's operations. In determining the offering price, the Company considered such factors as the prospects, if any, of similar companies, the previous experience of management, the Company's anticipated results of operations, and the likelihood of acceptance of this offering. Please review any financial or other information contained in this offering with qualified persons to determine its suitability as an investment before purchasing any shares in this offering.

22.   What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The right to demand current distributions from an operating business is limited. A majority owner, if she is committed to avoiding any distributions to a minority owner, can usually avoid making any distributions of profits. By establishing generous reserves for future expenses, paying a salary to herself or her relatives at the high range of what is reasonable, pre-paying expenses, investing in new business or new equipment, leasing expensive cars, etc., a majority owner can spend enough that there are rarely any profits to be distributed. So long as the expenses are not grossly unreasonable, the investor, probably, won't be able to force the company to allow you to share in any of the current income of the company.

No right to participate in any management decisions of the company. The majority owner may make a decision that the investor think is bad and puts your interest in the company at risk. The investor may see the majority owner running the company into the ground. The investor can try to convince him that it is the wrong decision, but he doesn't have to take your calls.

The investor has limited rights, if any, to have your interest bought out. You may want to cash out your interest and do other things with the money. State law may give you the right to force the company to buy you out, but these rights are limited.

While the investor would be entitled to a share of any profits on sale of the entire business, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

23.   What are the risks to purchasers associated with corporate actions including:

• **Additional issuances of securities:**

BOTS, Inc
1064 Ave Ponce De Leon
Suite 200 San Juan, PR 00907
(939) 212-9068

OFFERING STATEMENT

5,000,000 Shares of Common Stock at $.05 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200,000	$10,000	$9,200
Maximum Amount	5,000,000	$250,000	$230,000

Following the investor's investment in the Company, the Company may sell interest to additional investors, which will dilute the percentage interest of the investor is the Company. The Investor might have the opportunity to increase its investment in the Company in such transaction, but such opportunity cannot be assured. The amount of additional capital needed by the Company, if any, will depend upon the maturity and the objectives of the Company.

- **Issuer repurchases of securities:**
The company may have the authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests help by other similarly situated investors to the Investor, and create pressure on the investor to sell its securities to the Company concurrently.

- **A sale of the issuer or of assets of the issuer:**
As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders.

- **Transactions with related parties:**
The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and the Board of Directors of the Company will be guided by their good faith judgment as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring and interest in the company, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24.   Describe the material terms of any indebtedness of the issuer:

Creditor Name(s)	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
Paul Rosenberg*	$90,064.00	None	None	*see below
Accounts payable and accrued expenses*	$16,500.00	None	None	*see below
Other current liabilities*	$508,317.00	None	None	*see below

*Since the date the financial statements were created, due to the statute of limitations, these debts have been discharged and are no longer owed.

25.   What other exempt offerings has the issuer conducted within the past three years?

The Company has not conducted any other exempt offerings in the past three years.

26.   Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks

FP: truCrowd

BOTS

BOTS, Inc
1064 Ave Ponce De Leon
Suite 200 San Juan, PR 00907
(939) 212-9068

OFFERING STATEMENT

5,000,000 Shares of Common Stock at $.05 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200,000	$10,000	$9,200
Maximum Amount	5,000,000	$250,000	$230,000

to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1)   any director or officer of the issuer;

(2)   any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3)   if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or

(4)   any immediate family member of any of the foregoing persons.

No to all

FINANCIAL CONDITION OF THE ISSUER

27.   Does the issuer have an operating history? ☑ Yes ☐ No

28.   Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources, and historical results of operations.

Management's Discussion and Analysis of Results of Financial Condition and Results of Operations ("MD&A") should be read in conjunction with the financial statements included herein. Further, this MD&A should be read in conjunction with the Company's Financial Statements and Notes to Financial Statements included in this Annual Report on Form 10-K for the years ended April 30, 2021 and 2020, as well as the "Business" and "Risk Factors" sections within this Annual Report on Form 10-K. The Company's financial statements have been prepared in accordance with United States generally accepted accounting principles.

Management's Discussion and Analysis may contain various "forward looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, regarding future events or the future financial performance of the Company that involve risks and uncertainties. Certain statements included in this Form 10-K, including, without limitation, statements related to anticipated cash flow sources and uses, and words including but not limited to "anticipates", "believes", "plans", "expects", "future" and similar statements or expressions, identify forward looking statements. Any forward-looking statements herein are subject to certain risks and uncertainties in the Company's business and any changes in current accounting rules, all of which may be beyond the control of the Company. The Company has adopted the most conservative recognition of revenue based on the most astringent guidelines of the SEC. Management will elect additional changes to revenue recognition to comply with the most conservative SEC recognition on a forward going accrual basis as the model is replicated with other similar markets (i.e. SBDC). The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth therein.

Undue reliance should not be placed on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to update these forward-looking statements.

Any future equity financing will cause existing shareholders to experience dilution of their interest in our Company. In the event we are not successful in raising additional financing, we anticipate that we will not be able to proceed with our business plan. In such a case, we may decide to discontinue our current business plan and seek other business opportunities in the resource sector. Any business opportunity would require our management to perform diligence on possible acquisitions.

During this period, we will need to maintain our periodic filings with the appropriate regulatory authorities and will incur legal and accounting costs. In the event no other such opportunities are available, and we cannot raise additional capital to sustain operations, we may be forced to discontinue business. We do not have any specific alternative business opportunities in mind and have not planned for any such contingency.

BOTS

OFFERING STATEMENT

5,000,000 Shares of Common Stock at $.05 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200,000	$10,000	$9,200
Maximum Amount	5,000,000	$250,000	$230,000

The Company's MD&A is comprised of significant accounting estimates made in the normal course of its operations, overview of the Company's business conditions, results of operations, liquidity and capital resources and contractual obligations.

The discussion and analysis of the Company's financial condition and results of operations is based upon its financial statements, which have been prepared in accordance with generally accepted accounting principles generally accepted in the United States (or "GAAP"). The preparation of those financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities at the date of its financial statements. Actual results may differ from these estimates under different assumptions or conditions.28. Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.

FINANCIAL INFORMATION

29.   Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

CERTIFICATION

I, Simon Rubin, certify that:

(1)   the financial statements of Bots, Inc included in this Form are true and complete in all material respects; and

(2)   that no tax return information of Bots Inc is included in this Form due to being a Puerto Rico corporation and to the best of my understanding, no requirement of tax returns are to be filed until the company's year-end shows profitability and that at this time only annual corporate filings at the state level are required with Puerto Rico department of state.

_____

Simon Rubin
Chairman, CEO
Dated this 4th day of August 2022

BOTS

OFFERING STATEMENT

5,000,000 Shares of Common Stock at $.05 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200,000	$10,000	$9,200
Maximum Amount	5,000,000	$250,000	$230,000

Table of Contents

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

INDEX TO FINANCIAL STATEMENTS

F-1

FP: truCrowd

BOTS

BOTS, Inc
1064 Ave Ponce De Leon
Suite 200 San Juan, PR 00907
(939) 212-9068

OFFERING STATEMENT

5,000,000 Shares of Common Stock at $.05 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200,000	$10,000	$9,200
Maximum Amount	5,000,000	$250,000	$230,000

BOTS, Inc.
and SUBSIDIARIES
Consolidated Balance Sheets
(Unaudited)

	April 30, 2021	April 30, 2020
ASSETS		
Current Assets		
Cash and cash equivalents	$ 1,935	$ 24,695
Notes and other receivable	1,246,146	218,257
Total current assets	1,248,081	242,952
Cost basis investment	969,071	272,945
Intangible assets, net	4,569,960	400,037
Total assets	$ 6,787,112	$ 915,934
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued expenses	$ 16,500	$ 173,317
Due to shareholder	90,064	110,923
Other current liabilities	508,317	443,706
Total current liabilities	614,881	727,946
Total Liabilities	614,881	727,946
Stockholders' equity		
Preferred stock, $0.0001 par value; 90,000,000 shares authorized; 3,350,000 and 4,350,000 shares issued and outstanding, as of April 30, 2021 and 2020, respectively.	3,335	335
Common stock, $0.0001 par value, voting; 2,000,000,000 shares authorized; 505,374,596 and 515,124,596, and outstanding, as of April 30, 2021 and 2020, respectively.	77,587	50,537
Treasury stock	(680,330)	(680,330)
Additional paid in capital	27,947,761	13,961,354
Accumulated deficit	(21,176,122)	(13,149,69)
Total stockholders' equity	6,172,231	202,237
Non-controlling interest	-	(14,249)
Total equity	6,172,231	187,988
Total liabilities and stockholders' equity	$ 6,787,112	$ 915,934

See accompanying notes to unaudited consolidated financial statements.

F-2

BOTS

OFFERING STATEMENT

5,000,000 Shares of Common Stock at $.05 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200,000	$10,000	$9,200
Maximum Amount	5,000,000	$250,000	$230,000

BOTS, Inc.
and SUBSIDIARIES
Consolidated Statements of Operations
(Unaudited)

	For the year ended April 30,	
	2021	2020
Sales	$ -	$ 115
Gross Profit	-	115
Selling, general, and administrative	26,414	11,457
Professional fees	29,580	41,273
Stock based compensation	3,900,000	273,000
Marketing & advertising	56,543	30,197
Consultant fees	-	190,260
Amortization and depreciation	193,402	172,199
Total operating expenses	4,205,939	718,386
Income (Loss) from operations	(4,205,939)	(718,386)
Other income (expense)	47,577	-
Net income (loss) before non-controlling interest	(4,158,362)	(718,386)
Loss on discontinued operations	(221,840)	(3,165,717)
Loss from investments	(75,521)	
Net income(loss) before minority interest	(4,455,723)	(3,883,988)
	(3,570,740)	
Net income (loss) attributable to controlling interest	$ (8,026,463)	$ (3,883,988)
Basic and diluted (Loss) per share:		
Income(Loss) per share from continuing operations	(0.0054)	(0.0014)
Income(Loss) per share	(0.0103)	(0.0076)
Weighted average shares outstanding - basic and diluted	760,349,938	507,071,171

See accompanying notes to unaudited consolidated financial statements.

F-3

BOTS, Inc
1064 Ave Ponce De Leon
Suite 200 San Juan, PR 00907
(939) 212-9068

OFFERING STATEMENT

5,000,000 Shares of Common Stock at $.05 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200,000	$10,000	$9,200
Maximum Amount	5,000,000	$250,000	$230,000

BOTS, Inc.
and SUBSIDIARIES
Consolidated Statements of Changes in Stockholders' Equity
(Unaudited)

	Preferred Stock		Common Stock		Treasury Stock		Additional Paid-in Capital	Non-Controlling Interest	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount				
Balance – April 30, 2019	4,350,000	435	515,124,596	51,512	1,700,000	(680,330)	13,968,212	1,205,779	(10,471,451)	4,074,158
Stock converted from preferred to common	(1,000,000)	(100)	10,000,000	1,000	-	-	(900)	-	-	-
Stock issued for services	-	-	6,500,000	650	-	-	272,350	-	-	273,000
Stock issued for acquisitions	-	-	3,750,000	375	-	-	159,325	-	-	159,700
Stock cancelled	-	-	(30,000,000)	(3,000)	-	-	(417,633)	-	-	(420,633)
Net income(loss)	-	-	-	-	-	-	-	(1,191,530)	(2,692,458) $	(3,883,988)
Balance – April 30, 2020	3,350,000	335	505,374,596	50,537	1,700,000	(680,330)	13,981,354	14,249	(13,163,908)	202,237
Stock issued for services	-	-	170,500,000	17,050	-	-	4,374,390	-	-	4,391,440
Stock issued for acquisitions	30,000,000	3,000	100,000,000	10,000	-	-	9,592,017	-	-	3,003,000
Net income(loss)	-	-	-	-	-	-	-	(14,249)	(8,012,214) $	(8,026,463)
Balance – April 30, 2021	33,350,000	3,335	775,874,596	77,587	1,700,000	(680,330)	27,947,761	-	(21,176,122)	6,172,231

See accompanying notes to unaudited consolidated financial statements.

F-4

BOTS
OFFERING STATEMENT
5,000,000 Shares of Common Stock at $.05 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200,000	$10,000	$9,200
Maximum Amount	5,000,000	$250,000	$230,000

Table of Contents

BOTS, Inc.
and SUBSIDIARIES
Statements of Cash Flows
(Unaudited)
For the Year Ended April 30,

	2021	2020
Cash flows from operating activities:		
Net (Loss)	(8,026,463)	$ (3,883,988)
Adjustments to reconcile net loss to net Cash provided by (used in) operating activities:		
Depreciation and amortization	193,402	265,746
Common stock issued for services	3,900,000	273,000
Accrued Interest, Net	(54,839)	
Loss of equity method investments	-	2,799,160
Gain on sale of plant and intangible assets	-	(907,766)
Minority Interest in earnings of subsidiaries, Net	-	(61,103)
Effect to cash flow from discontinued operations, net	317,530	585,907
Effects in acquisitions, Net	3,546,046	
Decrease (Increase) in:		
Accounts receivable, net	-	77,080
Other receivables	-	402,552
Inventories	-	43,543
Prepaid expenses and other current assets	-	10,000
Accounts payable, accrued expenses and taxes payable	16,500	152,504
Deferred revenue	(21,257)	
Total adjustment to reconcile net income to net cash		3,619,366
Net cash provided In operating activities	(107,824)	(264,622)
Cash flows from investing activities:		
Increase (Decrease) in:		
Cost basis investments	-	24,103
Acquisition of property, plant and equipment	(5,000)	-
Net cash received in investing activities	(5,000)	24,103
Cash Flows From Financing Activities:		
Borrowing from related party, net	90,064	123,382
Notes Payable	-	(140,000)
Net Cash Provided By Financing Activities	90,064	(16,618)
Net Change in Cash	(22,760)	(257,137)
Cash at Beginning of Year	24,695	281,832
Cash at End of Period	1,935	24,695
Supplemental Disclosure of Cash Flows Information:		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -
Non-cash Investing and Financing Activities:		
Stock issued for cannabis licenses in California	-	-
Stock issued for purchase of CBJ Distributing	-	-
Stock issued for land acquisition in California	-	-
Intangible Assets exchanges for accounts payable	-	27,930
Notes receivable in exchange for accounts payable	-	100,000
Land transfer in exchange for accounts payable	-	314,105
Settlement of Due to Related Party	-	1,221,871
Joint Venture investment with BRRX Management	-	166,675
Settlement of CBJ Distributing	-	1,357,473

See accompanying notes to unaudited consolidated financial statements.

F-5

OFFERING STATEMENT

BOTS, Inc
1064 Ave Ponce De Leon
Suite 200 San Juan, PR 00907
(939) 212-9068

5,000,000 Shares of Common Stock at $.05 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**200,000**	**$10,000**	**$9,200**
Maximum Amount	**5,000,000**	**$250,000**	**$230,000**

Table of Contents

BOTS, INC.
And SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Note 1. Organization and Basis of Presentation

The accompanying consolidated audited financial statements of BOTS, Inc., (the "Company", "we", "our"), have been prepared in accordance with accounting principles generally accepted in the United States of America and the rules of the Securities and Exchange Commission ("SEC").

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries and have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). All significant intercompany accounts and transactions have been eliminated.

Description of Business

We were incorporated in the State of Nevada on December 30, 2010 originally under the name Lifetech Industries, Inc. All agreements related to the Lifetech business were terminated and closed as of April 30, 2014. Effective August 2, 2013, the name was changed from "Lifetech Industries, Inc." to "mCIG, Inc.",On May 18, 2020 the Company changed name to BOTS, Inc The Company's common stock is traded under the symbol "BTZI." The Company is based in Puerto Rico.

Originally, we were formed to open and operate a full service day spa in Montrose, California. In October 2013 we repositioned ourselves as a technology company focused on two long-term secular trends sweeping the globe: (1) The decriminalization and legalization of marijuana for medicinal or recreational purposes; and, (2) the adoption of electronic vaporizing cigarettes (commonly known as "eCigs").

The Company initially earned revenue through wholesale and retail sales of electronic cigarettes, vaporizers, and accessories in the United States. It offered electronic cigarettes and related products through its online store at www.BOTS.BZ, as well as through the company's wholesale, distributor, and retail programs.

From 2015 through 2020 the Company was involved in multiple cannabis business entities. We have elected to discontinue all operations in the cannabis markets and focus on robotics.

During this fiscal year, we operated multiple websites (which are not incorporated as part of this Form 10K report). The Company's primary website is www.BOTS.BZ.

Subsidiaries of the Company

The following subsidiaries are incorporated in the financials for the year ending April 30, 2021 but have been discontinued as operational elements of BOTS, Inc.

The following subsidiaries are incorporated in the financials for the year ending April 30, 2021, but have been discontinued as operational elements of BOTS, Inc.

First Bitcoin Capital, LLC

On May 14, 2020, we acquired 100% of First Bitcoin Capital, LLC ("FBC"). FBC was incorporated on December 11, 2017, under the laws of the state of Colorado. FBC works in multiple areas of blockchain development and cryptocurrency.

CoinQX Exchange Limited

On May 14, 2020, we acquired 100% of CoinQX Exchange, Limited ("CoinQX"). CoinQX was incorporated on July 4, 2014, in British Columbia, Canada. CoinQX has not yet begun operations.

420Wifi.com,llc

On May 14, 2020, we acquired 100% of 420wifi.com, llc ("420wifi"). 420wifi was organized on January 18, 2019, under the laws of the state of Wyoming. 420wifi has not yet begun operations.

D'BOT Technology Corp

On May 14, 2020, we acquired 100% of D'BOT Technology Corp ("DBOT"). DBOT was incorporated on March 15, 2019, under the laws of the state of Colorado.

OFFERING STATEMENT

5,000,000 Shares of Common Stock at $.05 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200,000	$10,000	$9,200
Maximum Amount	5,000,000	$250,000	$230,000

Note 2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Management bases its estimates on historical experience and on various assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. The most significant estimates include: revenue recognition; sales returns and other allowances; allowance for doubtful accounts; valuation of inventory; valuation and recoverability of long-lived assets; property and equipment; contingencies; and income taxes.

On a regular basis, management reviews its estimates utilizing currently available information, changes in facts and circumstances, historical experience and reasonable assumptions. After such reviews, and if deemed appropriate, those estimates are adjusted accordingly. Actual results could differ from those estimates.

Revenue Recognition Policies

We intend to earn revenue from the subscription, non-software related hosted services, term-based and perpetual licensing of software products, associated software maintenance and support plans, consulting services, training, and technical support.

F-6

BOTS, Inc
1064 Ave Ponce De Leon
Suite 200 San Juan, PR 00907
(939) 212-9068

OFFERING STATEMENT

5,000,000 Shares of Common Stock at $.05 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**200,000**	**$10,000**	**$9,200**
Maximum Amount	**5,000,000**	**$250,000**	**$230,000**

Table of Contents

On February 1, 2019, we adopted Topic 606, using the modified retrospective transition method applied to those contracts which were not completed as of February 1, 2019. Results for reporting periods beginning after February 1, 2019 are presented under Topic 606, while prior period amounts have not been adjusted and continue to be reported in accordance with our historic accounting. The impact of adopting the new revenue standard was not material to our financial statements and there was no adjustment to beginning retained earnings on February 1, 2019.

Under Topic 606, revenue is recognized when control of the promised goods or services is transferred to our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services.

We determine revenue recognition through the following steps:

- identification of the contract, or contracts, with a customer;
- identification of the performance obligations in the contract;
- determination of the transaction price;
- allocation of the transaction price to the performance obligations in the contract; and
- recognition of revenue when, or as, we satisfy a performance obligation.

Concentration of Credit Risk and Significant Customers
Financial instruments which potentially subject the Company to a concentration of credit risk consist principally of temporary cash investments and accounts receivable. The Company places its temporary cash investments with financial institutions insured by the FDIC.

Concentrations of credit risk with respect to trade receivables are limited due to the diverse group of customers to whom the Company sells. The Company establishes an allowance for doubtful accounts when events and circumstances regarding the collectability of its receivables warrant based upon factors such as the credit risk of specific customers, historical trends, other information and past bad debt history. The outstanding balances are stated net of an allowance for doubtful accounts.

For the years ended April 30, 2021 and April 30, 2020, the Company has no customers who impact the Company's revenues or receivables more than 5%.

Stock-Based Compensation
The Company accounts for share-based awards issued to employees in accordance with *FASB ASC 718, Compensation – Stock Compensation*. Accordingly, employee share-based payment compensation is measured at the grant date, based on the fair value of the award, and is recognized as an expense over the requisite service period. Additionally, share-based awards to non-employees are expensed over the period in which the related services are rendered at their fair value. The Company applies *ASC 505-50, Equity Based Payments to Non-Employees*, with respect to options and warrants issued to non-employees.

Deferred Revenue
Payments received by the Company in advance are recorded as deferred revenue until the merchandise has shipped to the customer.

Cost of Goods Sold
The Company recognizes the direct cost of purchasing product for sale, including freight-in and packaging, as cost of goods sold in the accompanying statement of operations.

Cost of Revenue
Cost of revenue includes: manufacturing and distribution costs for products sold and programs licensed; operating costs related to product support service centers and product distribution centers; costs incurred to include software on PCs sold by OEMs, to drive traffic to our websites and products, and to acquire online advertising space; costs incurred to support and maintain Internet-based products and services, including datacenter costs and royalties; warranty costs; inventory valuation adjustments; costs associated with the delivery of consulting services; and the amortization of capitalized software development costs. Capitalized software development costs are amortized over the estimated lives of the products.

Cash and Cash Equivalents
The Company includes in cash and cash equivalents all short-term, highly liquid investments that mature within three months of the date of purchase. Cash equivalents consist principally of investments in interest-bearing demand deposit accounts and liquidity funds with financial institutions and are stated at cost, which approximates fair value. For cash management purposes, the company concentrates its cash holdings in multiple FDIC insured state and federal banking institutions. The Company had no cash equivalents at April 30, 2021 or 2020.

Inventory
In accordance with *ASU 2015-11 – Inventory (Topic 330) – Simplifying the Measurement of Inventory* , the Company's inventory consists of finished product, BOTS products valued at the lower of cost or market valuation under the first-in, first-out method of costing.

As of April 30, 2021, the Company had no allowance for obsolescence.

Property, Plant, and Equipment
Property, plant and equipment ("PPE") are stated at cost less accumulated depreciation and amortization. Expenditures for maintenance and repairs are charged to expense as incurred. Additions, improvements and major replacements that extend the life of the asset are capitalized.

BOTS

OFFERING STATEMENT

5,000,000 Shares of Common Stock at $.05 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200,000	$10,000	$9,200
Maximum Amount	5,000,000	$250,000	$230,000

Depreciation and amortization is recorded using the straight-line method over the estimated useful lives of depreciable assets, which are generally three to five years.

The Company classifies its software under the *Financial Accounting Standards Advisory Board (FASAB) Statement of Federal Financial Accounting Standards (SFFAS) No. 10, Accounting for Internal Use Software, and the Governmental Accounting Standards Board (GASB) Statement No. 42, Accounting of Costs of Computer Software Developed or Obtained for Internal Use. When software is used in providing goods and services it is classified as PPE. The Company considers its 420 Cloud software as a major part of the Company's operations that is intended to provide profits.*

F-7

BOTS

BOTS, Inc
1064 Ave Ponce De Leon
Suite 200 San Juan, PR 00907
(939) 212-9068

OFFERING STATEMENT

5,000,000 Shares of Common Stock at $.05 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200,000	$10,000	$9,200
Maximum Amount	5,000,000	$250,000	$230,000

Table of Contents

Accounts Receivable

The Company's accounts receivables are primarily through its construction and media and technologies segments. As the retail division is either paid through credit card processing and prepaid wholesale purchases, the Company projects insignificant amounts of outstanding accounts receivable for its retail division. The Company recognizes receipt of payment at the time the funds are deposited with the merchant services account of the Company. When the merchant services vendor determines to maintain a reserve for potential refunds and chargebacks, the Company reviews the reserve, to i) determine if the reserve is probably uncollectible, and ii) if a loss is probable, a reasonable estimate of the amount of the loss. We then allocate a portion or all of the reserve for bad debt, in accordance with *FASB ASC 450-20-25-2*. Once the vendor releases the funds, the bad debt reserve is appropriately reversed.

Advertising Costs and Expense

The advertising costs are expensed as incurred. During the years ended April 30, 2021 and 2020, the advertising costs were $56,543 and $30,197, respectively.

Foreign Currency Translation

The Company's functional currency and its reporting currency is the United States Dollar.

Intangible Assets

The Company's intangible assets consist of certain website development costs that is amortized over their useful life in accordance with the guidelines of *ASC 350-30 General Intangible Other than Goodwill* and *ASC 350-50 Website Development Costs*. In addition to these finite intangible assets, the Company accounts for its infinite intangible assets without depreciation and/or amortization. These assets are reviewed annually by an independent review to determine if an impairment should be recognized. The Company determined impairments were warranted for the Company's intangible assets (see Note 9 for further information).

Financial Instruments

The carrying amounts reflected in the balance sheets for cash, accounts receivable, accounts payable and accrued expenses approximate the respective fair values due to the short maturities of these items. The Company does not hold any investments that are available-for-sale.

As required by the Fair Value Measurements and Disclosures Topic of the FASB ASC, fair value is measured based on a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows: (Level 1) observable inputs such as quoted prices in active markets; (Level 2) inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and (Level 3) unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The three levels of the fair value hierarchy are described below:

Level 1—Valuations based on quoted prices for identical assets and liabilities in active markets.

Level 2—Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3—Valuations based on unobservable inputs reflecting our own assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

The Company does not have any assets or liabilities that are required to be measured and recorded at fair value on a recurring basis.

Income Taxes

Income taxes are accounted for under the assets and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.

Basic and Diluted Net Loss Per Share

The Company follows *ASC Topic 260 – Earnings Per Share*, and *FASB 2015-06, Earnings Per Share* to account for earnings per share. Basic earnings per share ("EPS") calculations are determined by dividing net loss by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per share calculations are determined by dividing net income by the weighted average number of common shares and dilutive common share equivalents outstanding. During periods when common stock equivalents, if any, are anti-dilutive they are not considered in the computation.

Basic net earnings (loss) per common share are computed by dividing the net earnings (loss) for the period by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share are computed using the weighted average number of common and

FP: truCrowd

BOTS, Inc
1064 Ave Ponce De Leon
Suite 200 San Juan, PR 00907
(939) 212-9068

BOTS

OFFERING STATEMENT

5,000,000 Shares of Common Stock at $.05 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**200,000**	**$10,000**	**$9,200**
Maximum Amount	**5,000,000**	**$250,000**	**$230,000**

dilutive common stock equivalent shares outstanding during the period. Dilutive common stock equivalent shares consist of Series A convertible preferred stock, convertible debentures, stock options and warrant common stock equivalent shares.

Concentration of Credit Risk

Financial instruments, which potentially subject us to concentrations of credit risk, consist principally of cash and trade receivables. Concentrations of credit risk with respect to trade receivables are limited due to the clients that comprise our customer base and their dispersion across different business and geographic areas. We estimate and maintain an allowance for potentially uncollectible accounts and such estimates have historically been within management's expectations.

We rely almost exclusively on one Chinese factory as our principle supplier for our e-cig products. Therefore, our ability to maintain operations is dependent on this third-party manufacturer.

Our cash balances are maintained in accounts held by major banks and financial institutions located in the United States. The Company may occasionally maintain amounts on deposit with a financial institution that are in excess of the federally insured limit of $250,000. The risk is managed by maintaining all deposits in high quality financial institutions. The Company had $0 in excess of federally insured limits at April 30, 2021 and 2020.

Impairment of Long-lived Assets
The Company accounts for long-lived assets in accordance with the provisions of FASB Topic 360, "*Accounting for the Impairment of Long-Lived Assets*". This statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when the estimated future cash flows from the use of the asset are less than the carrying amount of that asset.

F-8

FP: truCrowd

BOTS

OFFERING STATEMENT

BOTS, Inc
1064 Ave Ponce De Leon
Suite 200 San Juan, PR 00907
(939) 212-9068

5,000,000 Shares of Common Stock at $.05 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200,000	$10,000	$9,200
Maximum Amount	5,000,000	$250,000	$230,000

In accordance with Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets, ASU 2011-08, Intangible-Goodwill and Other (Topic 350)" Testing Goodwill for Impairment, and ASU 2012-02 Intangibles-Goodwill and Other (Topic 350) Testing Indefinite-Lived Intangible Assets for Impairment our intangible assets are* evaluated for potential impairment annually, generally during the fourth quarter, by comparing the fair value of a reporting unit to its carrying value. If the carrying value exceeds the fair value, impairment is measured by comparing the derived fair value of to its carrying value, and any impairment determined would be recorded in the current period. The Company recognized no impairment on its intangible assets for the periods ending April 30, 2021 and April 30, 2020.

Warranties
Warranty reserves include management's best estimate of the projected costs to repair or to replace any items under warranty, based on actual warranty experience as it becomes available and other known factors that may impact the Company's evaluation of historical data. Management reviews BOTS's reserves at least quarterly to ensure that its accruals are adequate in meeting expected future warranty obligations, and the Company will adjust its estimates as needed. Initial warranty data can be limited early in the launch of a product and accordingly, the adjustments that are recorded may be material. As a result, the products that can be returned as a warranty replacement are extremely limited. As a result, due to the Company's warranty policy, the Company did not have any significant warranty expenses to report for the year ended April 30, 2021. Based on these actual expenses, the warranty reserve, as estimated by management as of April 30, 2021 and April 30, 2020 were at $0. Any adjustments to warranty reserves are to be recorded in cost of sales.

It is likely that as we start selling higher priced products, that are not affected by federal shipping laws and/or are not single use items, we will acquire additional information on the projected costs to service work under warranty and may need to make additional adjustments. Further, a small change in the Company's warranty estimates may result in a material charge to the Company's reported financial results.

Commitments and Contingencies
The Company reports and accounts for its commitments and contingencies in accordance with *ASC 440 – Commitments* and *ASC 450 – Contingencies*. We recognize a loss on a contingency when it is probable a loss will incur and that the amount of the loss can be reasonably estimated. As of April 30, 2021, and April 30, 2019, the Company recognized a loss on contingencies of zero and $0, respectively.

Stock Options
In September 2016, we adopted a stock option plan. We account for stock options in accordance with *ASC 718 – Compensation – Stock Compensation* for employees. The company incorporates *ASC Subtopic 505-50, Equity – Equity Based Payments to Non-Employees* for issuance of stock options to non- employees.

Recent Accounting Pronouncements
The Company evaluated all recent accounting pronouncements issued and determined that the adoption of these pronouncements would not have a material effect on the financial position, results of operations, or cash flows of the Company.

On December 15, 2016, the following two ASU's became effective, *ASU 2015-11, Simplifying the Measurement of Inventory* issued July 2015 and *ASU 2014-09, Revenue From Contracts With Customers*, issued May 2014, and must be utilized in fiscal years beginning after the effective date. The company has adopted and implemented the standards as part of its 2017 fiscal year. The early implementation had no effect on the financial performance of the Company. The Company reports its inventory by segments.

In March 2016, the FASB issued ASU No. 2015-03, *Implementing the Effective Dates of Intangible – Goodwill and Other (Topic 350), Business Combinations (Topic 805), Consolidation (Topic 810) and Derivatives and Hedging (Topic 815)* immediately. The Company has reviewed the topics and in compliance. The effects of the immediate implementation of these topics have had no effect on the financial statements of the Company.

In March 2016, the FASB issued ASU No. 2015-09, *Compensation-Stock Compensation (Topic 718), "Improvements to Employee Share-Based Payment Accounting."* This ASU makes targeted amendments to the accounting for employee share-based payments. This guidance is to be applied using various transition methods such as full retrospective, modified retrospective, and prospective based on the criteria for the specific amendments as outlined in the guidance. The guidance is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2015. Early adoption is permitted, as long as all of the amendments are adopted in the same period. The Company is currently evaluating the provisions of this guidance and assessing its impact on the Company's financial statements and disclosures.

On August 26, 2016, the FASB issued Accounting Standards Update No. 2016-15, *Statement of Cash Flows (Topic 230), Classification of Certain Cash Receipts and Cash Payments* ("ASU 2016-15"). These amendments provide cash flow statement classification guidance for: (1) Debt Prepayment or Debt Extinguishment Costs, (2) Settlement of Zero-Coupon Debt Instruments or Other Debt Instruments with Coupon Interest Rates That Are Insignificant in Relation to the Effective Interest Rate of the Borrowing, (3) Contingent Consideration Payments Made after a Business Combination, (4) Proceeds from the Settlement of Insurance Claims, (5) Proceeds from the Settlement of Corporate-Owned Life Insurance Policies, including Bank-Owned Life Insurance Policies, (6) Distributions Received from Equity Method Investees, (7) Beneficial Interests in Securitization Transactions, and (8) Separately Identifiable Cash Flows and Application of the Predominance Principle. The Company adopted the amendment as of January 1, 2019. Adoption of the guidance did not have a material impact on the Company's consolidated statements of cash flows.

On August 28, 2017, the FASB issued Accounting Standards Update No. 2017-12, *Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities* ("ASU 2017-12"). ASU 2017-12 expands component and fair value hedging, specifies the presentation of the effects of hedging instruments, eliminates the separate measurement and presentation of hedge ineffectiveness, and updates disclosure requirements

OFFERING STATEMENT

5,000,000 Shares of Common Stock at $.05 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200,000	$10,000	$9,200
Maximum Amount	5,000,000	$250,000	$230,000

related to hedging. The Company adopted the amendment as of January 1, 2020. Adoption of the guidance did not have a material impact on the Company's consolidated financial statements, as the Company had not yet undertaken any hedging activities at the date of adoption.

On August 27, 2018, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update No. 2018-13, *Fair Value Measurement (Topic 820), Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement* ("ASU 2018-13"). The guidance eliminates, adds, and modifies certain disclosure requirements for fair value measurements. The Company adopted the amendment as of January 1, 2019. Adoption of the guidance did not have a material impact on the Company's consolidated financial statements and disclosures.

On November 11, 2019, the FASB issued Accounting Standards Update No. 2019-08, *Compensation—Stock Compensation (Topic 718) and Revenue from Contracts with Customers (Topic 606): Codification Improvements—Share-Based Consideration Payable to a Customer* ("ASU 2019-08"), that simplifies and increases comparability of accounting for nonemployee share-based payments, specifically those made to customers. The new guidance requires companies to measure and classify (on the balance sheet) share-based payments to customers by applying the guidance in Topic 718. As a result, the amount recorded as a reduction in revenue would be measured based on the grant-date fair value of the share-based payment. The Company elected to early adopt the amendment as of January 1, 2019. Adoption of the guidance did not have a material impact on the Company's consolidated financial statements and disclosures.

F-9

BOTS

OFFERING STATEMENT

5,000,000 Shares of Common Stock at $.05 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200,000	$10,000	$9,200
Maximum Amount	5,000,000	$250,000	$230,000

We have implemented all other new accounting pronouncements that are in effect and that may impact our financial statements and we do not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on our consolidated financial position or results of operations.

Note 3. Going Concern

The Company's financial statements are prepared using generally accepted accounting principles, which contemplate the realization of assets and liquidation of liabilities in the normal course of business. Because the business is new and has a limited history, no certainty of continuation can be stated. The accompanying financial statements for the years ended April 30, 2021 and 2020 have been prepared assuming that we will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

The Company has negative cash flow and there are no assurances the Company will generate a profit or obtain positive cash flow. The Company has a nominal working capital deficit, which raise substantial doubt about its ability to continue as a going concern.

Management is taking steps to raise additional funds to address its operating and financial cash requirements to continue operations in the next twelve months. Management has devoted a significant amount of time in the raising of capital from additional debt and equity financing. However, the Company's ability to continue as a going concern is dependent upon raising additional funds through debt and equity financing and generating revenue. There are no assurances the Company will receive the necessary funding or generate revenue necessary to fund operations. The financial statements contain no adjustments for the outcome of this uncertainty.

Note 4. Acquisitions

On May 15, 2020, the Company acquired First Bitcoin Capital, LLC and all the assets of First Bitcoin Capital Corp. The Company acquired all cash, inventory, prepaid expenses, inventory, fixed assets, and intellectual property for a total purchase price of $10,120,000. The Company issued 100,000,000 common shares and 30,000,000 Series A Preferred shares at the rate of $0.0253 per underlying common share. The Company has 60,000,000 Series A Preferred held in reserve for issuance should certain milestones be achieved over the course of three years. In accordance to rule, the following table reflects the determination of the purchase price of the assets of First Bitcoin Capital Corp and the business entity of First Bitcoin Capital, LLC:

	Schedule of Digital Currencies - Non-current	Cost per Currency	Total Cost
First Bitcoin (BIT)	17,120,497,315	$ 0.00	$
President Trump (PRES)	55,869,517,129	-	
KiloCoin (KLC)	998,560,007	-	-
TeslaCoilCoin (TESLA) *	3,988,609	-	
Siacoin (SC)	342,348	-	-
Alphabit (ABC)	199,999,982	-	-
Perkscoin	2,083,333	-	-
OTC Coin	19,996,895,800	-	-
President Johnson (GARY)	54,987,192,536	-	-
Hillary (HILL)	55,967,772,167	-	-
BURN	55,968,072,167	-	-
Bitcoin Futures (XBU)	8,977,777	-	-
Altcoin (ALT)	10,888	-	-
BPU	8,999,000	-	-
BPL	8,999,000	-	-
BCN	8,999,000	-	-
BXT	8,999,000	-	-
XBC	8,999,000	-	-
XOM	4,090,505	-	-
WEED	77,141,332	-	-
Fly (LOYAL)	2,254,750,118	-	-
Catalan Coin	92,233,720,368	-	-
OPRAH	1,266,805,361	-	-
HERB	888,888,888	-	-
MoshiachCoin	379,164	-	-
HEMP	100,000,000	-	-
MaidSafeCoin (MAID)	71	-	-
AFG	100,000,000,000	-	-
AAL	91,818,181,818	-	-
UAL	91,818,181,818	-	-
FFT	91,818,181,818	-	-

OFFERING STATEMENT

5,000,000 Shares of Common Stock at $.05 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200,000	$10,000	$9,200
Maximum Amount	5,000,000	$250,000	$230,000

HAL	91,818,181,818	-	-
SWA	91,818,181,818	-	-
PURPOSE	92,000,000,000	-	-
UAE	1,000,000,000	-	-
QTR	1,000,000,000	-	-
SIA	1,000,000,000	-	-
CPA	1,000,000,000	-	-
ANA	1,000,000,000	-	-
KZR	1,000,000,000	-	-
HVN	1,000,000,000	-	-
LAN	1,000,000,000	-	-
OMA	1,000,000,000	-	-
JST	1,000,000,000	-	-
POE	1,000,000,000	-	-
XAX	1,000,000,000	-	-
EIN	1,000,000,000	-	-
WJA	1,000,000,000	-	-

F-10

BOTS, Inc
1064 Ave Ponce De Leon
Suite 200 San Juan, PR 00907
(939) 212-9068

OFFERING STATEMENT

5,000,000 Shares of Common Stock at $.05 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200,000	$10,000	$9,200
Maximum Amount	5,000,000	$250,000	$230,000

Table of Contents

IGO	1,000,000,000	--	--
IBE	1,000,000,000	--	--
JBU	92,818,181,818	--	--
JSA	1,000,000,000	--	--
AZU	1,000,000,000	--	--
AVA	1,000,000,000	--	--
TAM	1,000,000,000	--	--
AZA	1,000,000,000	--	--
DAT	1,000,000,000	--	--
ASA	1,000,000,000	--	--
SCO	1,000,000,000	--	--
SAS	1,000,000,000	--	--
SEY	1,000,000,000	--	--
TAP	1,000,000,000	--	--
TOM	1,000,000,000	--	--
ALK	1,000,000,000	--	--
CMP	1,000,000,000	--	--
AHY	1,000,000,000	--	--
JAI	1,000,000,000	--	--
MAU	1,000,000,000	--	--
BER	1,000,000,000	--	--
EWG	1,000,000,000	--	--
EYH	1,000,000,000	--	--
APJ	1,000,000,000	--	--
ETD	1,000,000,000	--	--
THY	1,000,000,000	--	--
EVA	1,000,000,000	--	--
QFA	1,000,000,000	--	--
DLH	1,000,000,000	--	--
GIA	1,000,000,000	--	--
CHH	92,818,181,818	--	--
THA	1,000,000,000	--	--
AFR	1,000,000,000	--	--
SWR	1,000,000,000	--	--
AAR	1,000,000,000	--	--
ANZ	1,000,000,000	--	--
VOZ	1,000,000,000	--	--
AUA	1,000,000,000	--	--
BKP	1,000,000,000	--	--
JAL	1,000,000,000	--	--

F-11

OFFERING STATEMENT

5,000,000 Shares of Common Stock at $.05 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200,000	$10,000	$9,200
Maximum Amount	5,000,000	$250,000	$230,000

Table of Contents

JAA	1,000,000,000	-	-
JAT	1,000,000,000	-	-
HAD	1,000,000,000	-	-
AXM	1,000,000,000	-	-
KLM	1,000,000,000	-	-
VRD	1,000,000,000	-	-
BAW	92,818,181,818	-	-
FIN	1,000,000,000	-	-
VIR	1,000,000,000	-	-
CRK	1,000,000,000	-	-
NAX	1,000,000,000	-	-
ACA	1,000,000,000	-	-
CSN	1,000,000,000	-	-
AEE	1,000,000,000	-	-
MAS	1,000,000,000	-	-
DAL	92,818,181,818	-	-
KAL	1,000,000,000	-	-
CAL	1,000,000,000	-	-
EZY	1,000,000,000	-	-
SLK	1,000,000,000	-	-
AFL	1,000,000,000	-	-
SAA	1,000,000,000	-	-
CES	1,000,000,000	-	-
GFA	1,000,000,000	-	-
ICE	1,000,000,000	-	-
SVA	1,000,000,000	-	-
PAL	1,000,000,000	-	-
EGF	1,000,000,000	-	-
KQA	1,000,000,000	-	-
DTA	1,000,000,000	-	-
CCA	1,000,000,000	-	-
TSC	1,000,000,000	-	-
ANE	1,000,000,000	-	-
DKH	1,000,000,000	-	-
FJI	1,000,000,000	-	-
LOTP	1,000,000,000	-	-
CAW	1,000,000,000	-	-
AMX	1,000,000,000	-	-
RBA	1,000,000,000	-	-
GCRC	1,000,000,000	-	-
TGW	1,000,000,000	-	-
MNO	1,000,000,000	-	-
RJA	1,000,000,000	-	-
SEJ	1,000,000,000	-	-
WOWN	1,000,000,000	-	-
SW	1,000,000,000	-	-
FS	1,000,000,000	-	-
RT	1,000,000,000	-	-
BW	1,000,000,000	-	-
JJ	1,000,000,000	-	-
MC	1,000,000,000	-	-
HH	1,000,000,000	-	-
IC	1,000,000,000	-	-
CH	92,818,181,818	-	-
WY	1,000,000,000	-	-
Total		$	
Reserve			
Carrying Value		$	4,277,660

Note 5. Inventory and Work in Progress

The early implementation of *ASU 2015-11, Simplifying the Measurement of Inventory* had no effect on the financial performance of the Company. The Company reports its inventory by segments. The inventory levels for the segments for previous years are based upon best estimates of

FP: truCrowd

BOTS, Inc
1064 Ave Ponce De Leon
Suite 200 San Juan, PR 00907
(939) 212-9068

pg. 37

OFFERING STATEMENT

5,000,000 Shares of Common Stock at $.05 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200,000	$10,000	$9,200
Maximum Amount	5,000,000	$250,000	$230,000

management and are provided for quality review measures only. The inventory and work in progress was eliminated as part of the discontinued operations.

Note 6: Accounts Receivable

As of April 30, 2021, the Company had $0 in accounts receivable

F-12

BOTS

BOTS, Inc
1064 Ave Ponce De Leon
Suite 200 San Juan, PR 00907
(939) 212-9068

OFFERING STATEMENT

5,000,000 Shares of Common Stock at $.05 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200,000	$10,000	$9,200
Maximum Amount	5,000,000	$250,000	$230,000

Accounts Receivable

	For the year ending April 30,	
	2021	2020
A/R from credit card reserve	$ -	$ -
A/R from direct customers -	-	
Subscription receivables	-	$ -
Allowance for bad debt	-	-
Allowance for discontinued operations	-	-
Total Accounts Receivable	$ -	$ -

Note 7. Property, Plant and Equipment

The following is a detail of equipment at April 30, 2021 and April 30, 2020:

Property, Plant, and Equipment

	As of April 30, 2021	As of April 30, 2020
Office furniture	$ -	$ 4,889
Rollies machine	-	-
Computer equipment	-	29,318
420 Cloud	-	-
Farm equipment	-	-
Warehouse equipment	-	90,000
Plant Development	-	-
Land	-	-
Total acquisition cost	$ -	$ 124,207
Accumulated depreciation	-	69,078
Write-down	-	-
Sele of assets	-	-
Discontinued operations	-	-
Total property, plant, and equipment	$ -	$ 55,129

F-13

BOTS

BOTS, Inc
1064 Ave Ponce De Leon
Suite 200 San Juan, PR 00907
(939) 212-9068

OFFERING STATEMENT

5,000,000 Shares of Common Stock at $.05 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200,000	$10,000	$9,200
Maximum Amount	5,000,000	$250,000	$230,000

Note 8. Cost Basis Investments

The Company has invested $1,300,065 through April 30, 2021 through various nonmonetary transactions. The Company has elected to impair a portion of its investments (see Note 9). A breakdown of these investments includes:

Cost Basis Investment

	As of April 30, 2021	As of April 30, 2020
Stony Hill Corp	$ -	$ 700,000
Omni Health, Inc	-	152,023
New York Hemp Pilot Program	-	50,000
Fist Bitcoin Capital	969,071	-
Investment in BRRX management	-	200,778
Agri-Contractors, LLC	-	160,008
Redfern BioSystems, Inc.	-	9,949
Total acquisition cost	$ -	$ 1,272,758
Impairment	-	(999,813)
	$ -	$ 272,945

Note 9. Intangible Assets:

The intangible assets consist of:

Intangible Assets

	As of April 30, 2021	As of April 30, 2020
Domains	$ 115,848	$ 365,847
Trademarks & Patents	717,000	455,860
Website	-	30,491
Cannabis License		228,085
Noncurrent Digital Assets	223,479	-
VitaCBD	-	200,000
Total acquisition cost	$ 1,056,327	$ 1,280,283
Less: Amortization	(476,107)	(752,193)
Adjustment for sale of asset	-	(72,880)
Write-off	-	(55,173)
Current Intangible Assets	$ 580,220	$ 400,037

Amortization expense on intangible assets was $265,749 and $263,197 for the years ended April 30, 2021 and 2020, respectively. The weighted average remaining useful life on intangible assets at April 30, 2021 is approximately 24 months.

The table below represents the estimated amortization of intangible assets for each of the next five years.

Year	Amortization
2021	$ 171,952
2022	-0-
2023	-0-
2024	-0-
2025	-0-
Total	$ 171,952

Note 10. Impairment Analysis

As of April 30, 2021 there were no impairments calculated as no investments have been made.

F-14

OFFERING STATEMENT

5,000,000 Shares of Common Stock at $.05 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200,000	$10,000	$9,200
Maximum Amount	5,000,000	$250,000	$230,000

Note 11: Liabilities

Notes Payable

The Company owe Paul Rosenberg (see Related Party) $90,064as due to related party. There are no current agreements in place for these payments made by Paul Rosenberg on behalf of the Company. The Company treats these as notes payable to a related party.

Note 12: Consolidated Statements of Operations Notes

Professional Fees

The Company's professional fees consists of legal fees, accounting fees, securities fees, and other licensed professional fees. The legal fees include general corporate counsel fees, legal expenses associated with various lawsuits, and the preparation of SEC filings. Following is a breakdown of the professional fees for the periods ending April 30, 2021 and April 30, 2020:

Professional Fees

	For the year ending April 30,	
	2021	2020
Legal fees associated with litigation	$ -	$ -
Corporate legal fees	900	38,327
Accounting fees	28,680	19,500
Securities fees	-	5,375
Other licensed professional fees	-	-
Adjustment for discontinued ops	-	(21,929)
Total Professional fees	$ 29,580	$ 41,273

F-15

BOTS, Inc
1064 Ave Ponce De Leon
Suite 200 San Juan, PR 00907
(939) 212-9068

BOTS

OFFERING STATEMENT

5,000,000 Shares of Common Stock at $.05 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200,000	$10,000	$9,200
Maximum Amount	5,000,000	$250,000	$230,000

Selling, General, and Administration

The Company's selling, general, and administration expenses were $401,739 and $536,735 for the periods ending April 30, 2021 and April 30, 2020, respectively. The following chart is a breakdown of those expenses:

Selling, General, and Administration

	For the year ending April 30,	
	2021	2020
Auto Expenses	$ 5,658	$ 9,403
Bank service charges	671	4,541
Business License	-	3,963
Dues & Subscriptions	2,263	
Payroll	-	291,198
Travel	-	12,493
Office Supplies	2,067	37,766
Computer and Internet Expenses	5,965	11,018
Shipping and Postage	24	100
Rent	-	28,735
Regulatory Filing Fees	6,270	-
Software Expenses	3,496	
Utilities	-	2,615
Adjustment for discontinued ops	-	(390,375)
	$ 26,414	$ 11,457

Bad Debts

The Company has recorded bad debt in the amounts of $0 and $0 for the periods ending April 30, 2021 and April 30, 2020, respectively.

Note 13: Discontinued Operations

In 2020 the Company elected to discontinue its operations in retail locations. The retail discontinued operation loss for the year ending April 30, 2020 was $3,165,717.

In 2021 the loss from discontinued operations was $221,840 related to investments into BRRX Management joint venture and eliminated the value of its California City cannabis license

In addition, we adjusted our assets and liabilities accordingly.

Note 14. Related Parties and Related Party Transactions

Related Parties

During the fical year ending 04-30-2021 There were no related party transactions. Subsequently, On July 6, 2021, the Company entered into a settlement agreement with Everything Blockchain , Inc. Under the settlement agreement, BOTS agreed to return 250,000 shares of Series B Preferred stock to the treasury of the OBITX, in exchange for the assignment of the $1.4 million promissory note owed by First Bitcoin Capital Corp to the Everything Blockchain Inc, along with all interest owed to date on the promissory note. In addition, Everything Blockchain transferred 20,726,120 BIT tokens to BOTS. This was a related party transaction and was conducted at arm's length.

OFFERING STATEMENT

BOTS, Inc
1064 Ave Ponce De Leon
Suite 200 San Juan, PR 00907
(939) 212-9068

5,000,000 Shares of Common Stock at $.05 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200,000	$10,000	$9,200
Maximum Amount	5,000,000	$250,000	$230,000

Table of Contents

Note 18. Basic Loss per Share before Non-Controlling Interest

Basic Loss Per Share - The computation of basic and diluted loss per common share is based on the weighted average number of shares outstanding during each period.

Basic Income (Loss) Per Common Share

	For the period ended April 30,	
	2021	**2020**
Net income from continuing operation (loss) before non-controlling interest	(4,205,939)	
Net income (loss) before non-controlling interest	(8,026,463)	(3,883,988)
Net income (loss) from non-controlling interest	-	-
Net income (loss)	(8,026,463)	(3,883,988)
Basic income (loss) per common share from continuing operation	(0.0054)	(0.0014)
Basic income (loss) per common share from non-controlling interest	0.0000	0.0000
Basic income (loss) per share	(0.0103)	(0.0076)
Basic weighted average number of shares outstanding	775,874,596	505,071,171

The computation of basic loss per common share is based on the weighted average number of shares outstanding during the year.

Note 19. Stock Option Plan

Under its Year 2016 Stock Option Plan (the "Plan"), the Company grants stock options for a fixed number of shares to employees and directors with an exercise price equal to the fair market value of the shares at the date of grant.

Options granted under the Plan are exercisable at the exercise price of grant and, subject to termination of employment, expire three years from the date of issue, are not transferable other than on death, and vest in monthly installments commencing at various times from the date of grant. As of April 30, 2021, the Company recorded compensation cost of $0 within operating expenses related to stock options granted in 2020.

The Company issued no options during fiscal year 2020. The weighted average fair value at date of grant for options granted during fiscal 2019 is $0.1362 per option. The fair value of each option at date of grant utilized the closing price of the stock on the date of issue.

F-20

BOTS
OFFERING STATEMENT
5,000,000 Shares of Common Stock at $.05 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200,000	$10,000	$9,200
Maximum Amount	5,000,000	$250,000	$230,000

Table of Contents

A summary of the Company's stock option plan as of April 30, 2021 is presented below:

Stock Option Summary

	Shares	Weighted Average Exercise Price
Options outstanding at May 1, 2020	11,550,000	$ 0.0485
Granted in FY 2020	-	-
Forfeited in FY 2020	-	-
Exercised in FY 2020	-	-
Options outstanding at April 30, 2020	11,550,000	-
Granted in FY 2020	-	-
Forfeited in FY 2020	-	-
Exercised in FY 2020	-	-
Options outstanding at April 30, 2021	11,550,000	$ 0.0485

There are currently 14,400,000 unissued options under the 2016 Stock Option Plan.

The following table summarizes information for stock options outstanding at April 30, 2021:

Options Outstanding Options Exercisable

		Options Outstanding		Options Exercisable	
Range of Exercise Prices	Number Outstanding @ 4/30/20	Weighted-Average Remaining in years	Weighted-Average Exercise Price	Number Exercisable @ 4/30/19	Weighted-Average Exercise Price
$ 0.034 - $0.244	11,550,000	-	$ 0.0937	11,550,000	$ 0.0937

Note 20. Warrants

A total of 43,332,412 warrants were issued on September 1, 2016 to various individuals/entities. These warrants were issued as a condition of employment agreements with the CEO and CFO. A total of 10,833,103 shares vests immediately with 10,833,103 vesting on the anniversary date for three years. The conversion price of the warrants is at $0.025.

On January 31, 2017, the company granted Mr. Rosenberg and Mr. Hawkins a five-year warrant to purchase 250,000 shares each of common stock at $0.75 per share.

On September 1, 2017 the remaining warrants issued to Michael W. Hawkins were vested in exchange for his reduction in salary.

F-21

FP: truCrowd

BOTS

BOTS, Inc
1064 Ave Ponce De Leon
Suite 200 San Juan, PR 00907
(939) 212-9068

OFFERING STATEMENT

5,000,000 Shares of Common Stock at $.05 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200,000	$10,000	$9,200
Maximum Amount	5,000,000	$250,000	$230,000

A summary of warrant activity for period ended April 30, 2021 is as follows:

Stock Warrant Summary

	Shares		Weighted Average Exercise Price
Warrants outstanding at May 1, 2018	26,582,579	$	0.025
Granted in FY 2019	-		-
Exercised in FY 2019	5,416,551		0.025
Warrants outstanding at April 30, 2019	21,166,208		0.206
Granted in FY 2020	-		-
Exercised in FY 20120	-		-
Options outstanding at April 30, 2021	21,166,208	$	0.206

Note 21. Subsequent Events

None.

F-22

FP: truCrowd

BOTS

BOTS, Inc
1064 Ave Ponce De Leon
Suite 200 San Juan, PR 00907
(939) 212-9068

OFFERING STATEMENT

5,000,000 Shares of Common Stock at $.05 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200,000	$10,000	$9,200
Maximum Amount	5,000,000	$250,000	$230,000

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1)   Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
   (i)   in connection with the purchase or sale of any security? ☐ Yes ☑ No
   (ii)   involving the making of any false filing with the Commission? ☐ Yes ☑ No
   (iii)   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2)   Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
   (i)   in connection with the purchase or sale of any security? ☐ Yes ☑ No
   (ii)   involving the making of any false filing with the Commission? ☐ Yes ☑ No
   (iii)   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3)   Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
   (i)   at the time of the filing of this offering statement bars the person from:
      (A)   association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No
      (B)   engaging in the business of securities, insurance or banking? ☐ Yes ☑ No
      (C)   engaging in savings association or credit union activities? ☐ Yes ☑ No
   (ii)   constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4)   Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
   (i)   suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No
   (ii)   places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No
   (iii)   bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5)   Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
   (i)   any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No
   (ii) Section 5 of the Securities Act? ☐ Yes ☑ No

(6)   Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes ☑ No

(7)   Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is

FP: truCrowd

BOTS

BOTS, Inc
1064 Ave Ponce De Leon
Suite 200 San Juan, PR 00907
(939) 212-9068

OFFERING STATEMENT

5,000,000 Shares of Common Stock at $.05 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200,000	$10,000	$9,200
Maximum Amount	5,000,000	$250,000	$230,000

any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? ☐ Yes ☑ No

(8)   Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? ☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31.   In addition to the information expressly required to be included in this Form, include:

(1)   any other material information presented to investors; and
(2)   such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

Offering Maximum
In reliance on Reg. CF Rule 201(bb) of this relief, financial information certified by the principal executive officer of the issuer has been provided instead of financial statements reviewed by a public accountant that is independent of the issuer, in setting the offering maximum of $250,000.

Updating offering to meet new regulations.
If the rules of Regulation Crowdfunding are changed while this offering is live, we may amend the offering to be in line with the new rules.

Amending offering to $5M maximum.
On November 2nd 2020, the SEC announced that they voted to expand Regulation Crowdfunding limits from $1.07 million per year to $5 million per year by including Audited Financials. These rules took effect on March 15th, 2021. We may elect to amend our offering to include Audited Financials and adjust the Offering Maximum to $5,000,000.

FP: truCrowd

BOTS

BOTS, Inc
1064 Ave Ponce De Leon
Suite 200 San Juan, PR 00907
(939) 212-9068

OFFERING STATEMENT

5,000,000 Shares of Common Stock at $.05 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200,000	$10,000	$9,200
Maximum Amount	5,000,000	$250,000	$230,000

Authorized Contact Persons on Offering

These persons are not directly involved with the company, not being an officer, director, or 20% shareholder, but were involved with the planning and/or implementation of this offering.

Name:	Greg Rubin
Principal Occupation:	Chief Marketing Officer
Employer:	TekX Mining and Gaming PC Solutions LLC
Dates of Service:	2021 - Present
Employer's principal business:	Electronics Manfacturing and BitCoin mining repairs
Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:	
Employer:	TekX Mining and Gaming PC Solutions LLC
Employer's principal business:	Electronics Manfacturing and BitCoin mining repairs
Title:	Chief Marketing Officer
Dates of Service:	2021 - Present
Responsibilities:	Marketing
Employer:	Self Employed
Employer's principal business:	Business Consulting
Title:	Self-Employed
Dates of Service:	1995 - Present
Responsibilities:	Managment

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than: august 30

(120 days after the end of each fiscal year covered by the report).
Once posted, the annual report may be found on the issuer's website at: www.Bots.BZ

The issuer must continue to comply with the ongoing reporting requirements until:

(1)   the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2)   the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
(3)   the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

OFFERING STATEMENT

5,000,000 Shares of Common Stock at $.05 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200,000	$10,000	$9,200
Maximum Amount	5,000,000	$250,000	$230,000

(4)   the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5)   the issuer liquidates or dissolves its business in accordance with state law.

*   *   *   *   *

PART 240 - GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

9. The authority citation for part 240 continues to read, in part, as follows: Authority: 15 U.S.C. 77c, 77d, 77g, 77j, 77s, 77z-2, 77z-3, 77eee, 77ggg, 77nnn, 77sss,
77ttt, 78c, 78c-3, 78c-5, 78d, 78e, 78f, 78g, 78i, 78j, 78j-1, 78k, 78k-1, 78l, 78m, 78n, 78n-1, 78o, 78o-4, 78o-10, 78p, 78q, 78q-1, 78s, 78u-5, 78w, 78x, 78ll, 78mm, 80a-20, 80a-23, 80a-29, 80a-37, 80b-3, 80b-4, 80b-11, 7201 et. seq., and 8302; 7 U.S.C. 2(c)(2)(E); 12 U.S.C. 5221(e)(3); 18 U.S.C. 1350; and Pub. L. 111-203, 939A, 124 Stat. 1376, (2010), unless otherwise noted.

        10.   Add § 240.12g-6 to read as follows:

§   240.12g-6 Exemption for securities issued pursuant to section 4(a)(6) of the Securities Act of 1933.

        (a) For purposes of determining whether an issuer is required to register a security with the Commission pursuant to Section 12(g)(1) of the Act (15 U.S.C. 78l(g)(1)), the definition of held of record shall not include securities issued pursuant to the offering exemption under section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that:

        (1) Is current in filing its ongoing annual reports required pursuant to § 227.202 of this chapter;

        (2) Has total assets not in excess of $25 million as of the end of its most recently completed fiscal year; and

        (3) Has engaged a transfer agent registered pursuant to Section 17A(c) of the Act to perform the function of a transfer agent with respect to such securities.

        (b) An issuer that would be required to register a class of securities under Section 12(g) of the Act as a result of exceeding the asset threshold in paragraph (2) may continue to exclude the relevant securities from the definition of "held of record" for a transition period ending on the penultimate day of the fiscal year two years after the date it became ineligible. The transition period terminates immediately upon the failure of an issuer to timely file any periodic report due pursuant to § 227.202 at which time the issuer must file a registration statement that registers that class of securities under the Act within 120 days

FP: truCrowd

BOTS

BOTS, Inc
1064 Ave Ponce De Leon
Suite 200 San Juan, PR 00907
(939) 212-9068

OFFERING STATEMENT

5,000,000 Shares of Common Stock at $.05 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200,000	$10,000	$9,200
Maximum Amount	5,000,000	$250,000	$230,000

Exhibit: Sample Subscription Agreement

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

BOTS, Inc.
1064 Ave Ponce De Leon
Suite 200
San Juan, PR 00907

Ladies and Gentlemen:

1. Background. The undersigned understands that BOTS, Inc., a Puerto Rico corporation (the **"Company"**), is conducting an offering (the "**Offering**") under Section 4(a)(6) of the Securities Act of 1933, as amended (the "**Securities Act**") and Regulation Crowdfunding promulgated thereunder. This Offering is made pursuant to the Form C, dated July 25, 2022 (the "**Form C**"), filed by the Company with the Securities and Exchange Commission (the "**SEC**") and the Offering Statement, which is an exhibit thereto (the "**Offering Statement**"). The Company is offering to both accredited and non- accredited investors up to $250,000 of its shares of common stock, par value $0.0001 per share (the "**Shares**"), at a purchase price of $0.05 per share. The minimum amount or target amount to be raised in the Offering is $25,000, or 5,000,000 Shares (the "**Target Offering Amount**"), and the maximum amount to be raised in the offering is $250,000, or 5,000,000 Shares (the "**Maximum Offering Amount**"). If the Offering is oversubscribed beyond the Target Offering Amount, the Company will sell Shares on a first- come, first-served basis. The Company is offering the Shares to prospective investors through the crowdfunding platform available on TruCrowd and each subdomain thereof (the "**Platform**"). The Platform is registered with the SEC, as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority. The Platform is operated by TruCrowd. (collectively, with its subsidiaries and affiliates, "**TBD**"). The Company will pay the Platform a commission equal 5% of gross monies raised in the Offering and a flat fee equal to $2,000. Investors should carefully review the Form C and the accompanying Offering Statement, which are available on the website of the Platform.

2. Subscription. Subject to the terms of this Agreement and the Form C, the fasundersigned hereby subscribes to purchase the number of Shares equal to the quotient of the "Dollar Amount of Shares" specified on the signature page to this Agreement divided by $0.05. The minimum subscription amount is $100 with additional increments of $100; provided that the

FP: truCrowd

BOTS

BOTS, Inc
1064 Ave Ponce De Leon
Suite 200 San Juan, PR 00907
(939) 212-9068

OFFERING STATEMENT

5,000,000 Shares of Common Stock at $.05 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200,000	$10,000	$9,200
Maximum Amount	5,000,000	$250,000	$230,000

Company may accept lesser subscription amounts or lesser incremental amounts in its sole discretion. Such subscription shall be deemed to be accepted by the Company only when this Agreement is countersigned on the Company's behalf in accordance with Section 6. No investor may subscribe for Shares in the Offering after the Offering campaign deadline, which is the later of (a) 5:00 p.m. (Los Angeles time) on August 18, 2017 and (b) the end of any Reconfirmation Period (defined below) (the "**Offering Deadline**").

3.   Payment of Purchase Price. Prior to the later of (a) the Offering Deadline and (b) 5:00 p.m. (Los Angeles time) on the fifth Business Day following the date of the undersigned's signature to this Agreement set forth on the signature page below, the undersigned investor shall deliver to the Company payment in the amount set forth on the signature page hereto by wire transfer or other electronic funds transfer in accordance with the Company's instructions as provided on the Platform. Such funds will be held in an escrow account established by the Company through the Platform (the "**Escrow Account**"). Upon the Closing (as defined below), such funds shall be released to the Company and the undersigned shall receive a stock certificate reflecting the number of Shares subscribed for or a book entry notification that notifies the undersigned that the undersigned's shares have been issued and registered in the books and records of the Company. As used herein, "**Business Day**" shall mean any day except Saturday, Sunday or any other day on which commercial banks located in Los Angeles, California are authorized or required by applicable law to be closed for business.

4.   Oversubscriptions. The Company may accept subscriptions for Shares for an aggregate investment amount in excess of the Target Offering Amount so long as the aggregate investment amount of all subscriptions accepted by the Company in the Offering does not exceed the Maximum Offering Amount. All such subscriptions shall be accepted by the Company through the Platform in the Company's sole discretion.

5.   Right to Cancel Subscription.

(a)   Cancellation Deadline. The undersigned may cancel this subscription at any time and for any reason up until 5:00 p.m. (Los Angeles time) on August 16, 2017 (the "**Cancellation Deadline**"). Except as set forth in Sections 5(b) and 7(c), the undersigned agrees that after the Cancellation Deadline this subscription shall be irrevocable by the undersigned and shall survive the death or disability of the undersigned.

(b)   Material Change. If there is a material change to the terms of the Offering or to the information provided by the Company in connection therewith, the Company shall direct TBD to send to the undersigned notice (i) of such material change and (ii) that such the undersigned's subscription will be cancelled unless the undersigned reconfirms such subscription within five Business Days of the undersigned's receipt of such notice (the "**Reconfirmation Period**"). If the undersigned fails to reconfirm the undersigned's subscription within the Reconfirmation Period, such subscription will be cancelled automatically and the Company shall direct TBD to (A) send to the undersigned, within five Business Days after the Reconfirmation Period, a notification that such subscription was cancelled, the reason for such cancellation and the refund amount that the undersigned is expected to receive, and (B) refund of such subscription to the undersigned.

FP: truCrowd

BOTS, Inc
1064 Ave Ponce De Leon
Suite 200 San Juan, PR 00907
(939) 212-9068

BOTS

OFFERING STATEMENT

5,000,000 Shares of Common Stock at $.05 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200,000	$10,000	$9,200
Maximum Amount	5,000,000	$250,000	$230,000

(c)   Cancelled Subscriptions. If the undersigned's subscription is cancelled, such subscription shall be refunded to the undersigned without deduction for any fee, commission or expense, and without accrued interest with respect to any money received.

6.   Acceptance of Subscription. The undersigned acknowledges that the Company has the right to accept or reject this subscription, in whole or in part, for any reason, and that this subscription shall be deemed to be accepted by the Company only when this Agreement is countersigned on the Company's behalf and delivered to the undersigned. Upon rejection of the subscription under this Agreement for any reason, such subscription shall be refunded to the undersigned without deduction for any fee, commission or expense, and without accrued interest with respect to any money received, and this Agreement shall be deemed to be null and void and of no further force or effect.

7.   Closing.

(a)   Closing. Subject to this Section 7(b) and Section 7(c), the closing of the sale and purchase of the Shares pursuant to this Agreement (the "**Closing**") shall take place through the Platform within five Business Days after the Offering Deadline (the "**Closing Date**").

(b)   Closing Condition. Subject to Section 7(c), the Closing is conditioned upon satisfaction of all of the following conditions:

(i)   prior to the Offering Deadline, the Company shall have received aggregate subscriptions for Shares having an aggregate investment amount of at least the Target Offering Amount;

(ii)   at the time of the Closing, the Company shall have received into the Escrow Account in cleared funds, and is accepting, subscriptions for Shares having an aggregate investment amount of at least the Target Offering Amount; and

(iii)   the undersigned shall have delivered to the Company an executed copy of (A) the Addendum to Subscription Agreement attached hereto (the "**Addendum**") and (B) the Mutual Agreement to Arbitrate and Waiver of Class Action Claims attached to the Addendum as Attachment 1 (the "**Arbitration Agreement**").

(c)   Early Closing. The Company may effect the Closing (an "**Early Closing**") prior to the Offering Deadline (such earlier Closing Date, the "**Early Closing Date**") if all of the following conditions are satisfied:

(i)   the Early Closing Date is at least 21 days after July 25, 2022;

(ii)   TBD provides notice (the "**Early Closing Notice**") to the undersigned of (A) the Early Closing Date, (B) the right of investors in the Offering to cancel their subscriptions at any time and for any reason up until 48

FP: truCrowd

BOTS

BOTS, Inc
1064 Ave Ponce De Leon
Suite 200 San Juan, PR 00907
(939) 212-9068

OFFERING STATEMENT

5,000,000 Shares of Common Stock at $.05 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**200,000**	**$10,000**	**$9,200**
Maximum Amount	**5,000,000**	**$250,000**	**$230,000**

hours prior to the Early Closing Date, and (C) whether the Company will continue to accept subscriptions under the Offering during such 48-hour period;

(iii)   TBD provides the Early Closing Notice to the other investors in the Offering and any potential investors;

(iv)   the Early Closing Date is scheduled for and occurs at least five Business Days after the Early Closing Notice is provided by TBD;

(v)   at the time of the Early Closing, the Company shall have received into the Escrow Account in cleared funds, and is accepting, subscriptions for Shares having an aggregate investment amount of at least the Target Offering Amount;

(vi)   the undersigned shall have delivered to the Company an executed copy of (A) the Addendum and (B) the Arbitration Agreement.

As used herein, the term "Closing" shall apply to an Early Closing, if applicable, and the term "Closing Date" shall apply to an Early Closing Date, if applicable.

8.   No Closing. If (a) at the Offering Deadline, the Company fails to receive subscriptions for Shares having an aggregate investment amount of at least the Target Offering Amount; (b) at the Closing Date, the Company fails to receive in cleared funds, or is not accepting, subscriptions for Shares having an aggregate investment amount of at least the Target Offering Amount; or (c) the Company terminates the Offering or is otherwise unable to effect the Closing pursuant to this Agreement, (i) the undersigned's subscription will be cancelled automatically and (ii) TBD will, within five Business Days thereafter, (A) send to the undersigned a notification of such cancellation, the reason for such cancellation and the refund amount that the undersigned is expected to receive, and (B) direct the refund of such subscription to the undersigned without deduction for any fee, commission or expense, and without accrued interest with respect to any money received, and without accrued interest with respect to any money received.

9.   Termination of the Offering; Other Offerings. The undersigned understands that the Company may terminate the Offering at any time. The undersigned further understands that during, and following termination of, the Offering, the Company may undertake offerings of other securities, which may or may not be on terms more favorable to an investor than the terms of this Offering.

10.   Representations. The undersigned represents and warrants to the Company and the Company's agents as follows:

(a)   The undersigned understands and accepts that the purchase of the Shares involves various risks, including the risks outlined in the Form C, the accompanying Offering Statement, and in this Agreement. The undersigned can bear the economic risk of this investment and can afford a complete loss thereof; the undersigned has sufficient liquid assets to pay the full purchase price for the Shares; and the undersigned has adequate means of providing for its

FP: truCrowd

BOTS

BOTS, Inc
1064 Ave Ponce De Leon
Suite 200 San Juan, PR 00907
(939) 212-9068

OFFERING STATEMENT

5,000,000 Shares of Common Stock at $.05 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**200,000**	**$10,000**	**$9,200**
Maximum Amount	**5,000,000**	**$250,000**	**$230,000**

current needs and possible contingencies, and has no present need for liquidity of the undersigned's investment in the Company.

(b)   The undersigned acknowledges that at no time has it been expressly or implicitly represented, guaranteed or warranted to the undersigned by the Company or any other person that:

(i)   A percentage of profit and/or amount or type of gain, dividend or other consideration will be realized as a result of the purchase of the Shares.

(ii)   The past performance or experience on the part of the affiliates of the Company indicates the predictable or probable results of the ownership of Shares or the overall Company venture.

(c)   Including the amount set forth on the signature page hereto, in the past 12 month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

(d)   The undersigned has received and reviewed a copy of the Form C and accompanying Offering Statement. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C and accompanying Offering Statement to make the decision to purchase the Shares.

(e)   The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, the Platform, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Shares. It is understood that information and explanations related to the terms and conditions of the Shares provided in the Form C and accompanying Offering Statement or otherwise by the Company, the Platform or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Shares, and that neither the Company, the Platform nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Shares. The undersigned acknowledges that neither the Company, the Platform nor any of their respective affiliates have made any representation regarding the proper characterization of the Shares for purposes of determining the undersigned's authority or suitability to invest in the Shares.

(f)   The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C and accompanying Offering Statement. The undersigned has had access to such information concerning the Company and the Shares as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Shares.

(g)   The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

OFFERING STATEMENT

5,000,000 Shares of Common Stock at $.05 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200,000	$10,000	$9,200
Maximum Amount	5,000,000	$250,000	$230,000

(h)   The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Shares, without interest thereon, to the undersigned.

(i)   The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Shares or made any finding or determination concerning the fairness or advisability of this investment.

(j)   The undersigned has up to 48 hours before the campaign end date to cancel the purchase and get a full refund.

(k)   The undersigned confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Shares or (ii) made any representation to the undersigned regarding the legality of an investment in the Shares under applicable legal investment or similar laws or regulations. In deciding to purchase the Shares, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Shares is suitable and appropriate for the undersigned.

(l)   The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Shares. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Shares and the consequences of this Agreement. The undersigned has considered the suitability of the Shares as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Shares and its authority to invest in the Shares.

(m)   The undersigned is acquiring the Shares solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Shares. The undersigned understands that the Shares have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(n)   The undersigned understands that the Shares are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the SEC provide in substance that the undersigned may dispose of the Shares only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or

FP: truCrowd

BOTS

BOTS, Inc
1064 Ave Ponce De Leon
Suite 200 San Juan, PR 00907
(939) 212-9068

OFFERING STATEMENT

5,000,000 Shares of Common Stock at $.05 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200,000	$10,000	$9,200
Maximum Amount	5,000,000	$250,000	$230,000

intention to register any of the Shares, or to take action so as to permit sales pursuant to the Securities Act. Even when the Shares become freely transferable, a secondary market in the Shares may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Shares for an indefinite period of time.

(o)   The undersigned agrees that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Shares or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding.

11.   HIGH RISK INVESTMENT. **THE UNDERSIGNED UNDERSTANDS THAT AN INVESTMENT IN THE SHARES INVOLVES A HIGH DEGREE OF RISK** . The undersigned acknowledges that (a) any projections, forecasts or estimates as may have been provided to the undersigned are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of the Company or its management; (b) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service (the "**IRS**"), audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment; and (c) the undersigned has been advised to consult with his own advisor regarding legal matters and tax consequences involving this investment.

12.   Company Representations. The undersigned understands that upon issuance of to the undersigned of any Shares, the Company will be deemed to have made following representations and warranties to the undersigned as of the date of such issuance:

(a)   Corporate Power. The Company has been duly organized as a limited liability company under the laws of the State of Puerto Rico and has all requisite legal and limited liability company power and authority to conduct its business as currently being conducted and to issue and sell the Shares to the undersigned pursuant to this Agreement.

(b)   Due Authorization and Enforceability. The Shares been duly authorized and upon issuance to the undersigned will constitute a valid, legal and binding obligation of the Company, enforceable against the Company in accordance with its terms subject to the effect of bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar laws relating to or affecting creditors' rights generally, or the availability of equitable remedies.

(c)   No Conflict. The execution, delivery and performance of and compliance with this Agreement and the issuance of the Shares will not result in any violation of, or conflict with, or constitute a default under, the Certificate of Incorporation of the Company, and will not result in any violation of, or conflict with, or constitute a default under, any agreements to which the Company is a party or by which it is bound, or any statute, rule or regulation, or any decree of any court or governmental agency or body having jurisdiction over the Company, except for such violations, conflicts, or defaults which would not individually or in the aggregate, have a material adverse effect on the business, assets, properties, financial condition or results of operations of the Company.

FP: truCrowd

BOTS

BOTS, Inc
1064 Ave Ponce De Leon
Suite 200 San Juan, PR 00907
(939) 212-9068

OFFERING STATEMENT

5,000,000 Shares of Common Stock at $.05 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200,000	$10,000	$9,200
Maximum Amount	5,000,000	$250,000	$230,000

13.   Taxpayer ID. Under penalties of perjury the undersigned certifies that (a) the taxpayer identification number collected by the Platform is the undersigned's correct taxpayer identification number, and if the undersigned has so represented to the Platform, then (b) the undersigned is not subject to backup withholding either because (i) the undersigned has not been notified that the undersigned is subject to backup withholding as a result of a failure to report all interest or dividends, or (ii) the IRS has notified the undersigned that the undersigned is no longer subject to backup withholding.

14.   Indemnification. The undersigned agrees to indemnify and hold harmless the Company and its directors, officers and agents (including legal counsel) from any and all damages, losses, costs and expenses (including reasonable attorneys' fees) that they, or any of them, may incur by reason of the undersigned's failure, or alleged failure, to fulfill any of the terms and conditions of this subscription or by reason of the undersigned's breach of any of the undersigned's representations and warranties contained herein.

15.   Notices. All notices or other communications given or made hereunder shall be in writing and shall be mailed, by registered or certified mail, return receipt requested, postage prepaid or otherwise actually delivered, to the undersigned's address set forth below or otherwise provided to the Platform or to the Company at the address set forth at the beginning of this Agreement, or such other place as the undersigned or the Company from time to time designate in writing.

16.   Governing Law. Notwithstanding the place where this Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed in accordance with and governed by the laws of the State of Puerto Rico without regard to the principles of conflicts of laws. Any suit, action or other proceeding arising out of or based upon this Agreement shall be subject to the provisions of the Arbitration Agreement which are hereby incorporated herein and made a part of this Agreement by this reference.

17.   Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

18.   Invalidity of Specific Provisions. If any provision of this Agreement is held to be illegal, invalid, or unenforceable under the present or future laws effective during the term of this Agreement, such provision shall be fully severable; this Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this Agreement, and the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Agreement.

19.   Titles and Subtitles. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

FP: truCrowd

BOTS

BOTS, Inc
1064 Ave Ponce De Leon
Suite 200 San Juan, PR 00907
(939) 212-9068

OFFERING STATEMENT

5,000,000 Shares of Common Stock at $.05 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200,000	$10,000	$9,200
Maximum Amount	5,000,000	$250,000	$230,000

20.   Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

21.   Electronic Execution and Delivery. A digital reproduction, portable document format (".pdf") or other reproduction of this Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via DocuSign or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.

[End of Page]

BOTS

OFFERING STATEMENT

5,000,000 Shares of Common Stock at $.05 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200,000	$10,000	$9,200
Maximum Amount	5,000,000	$250,000	$230,000

INDIVIDUAL SIGNATURE PAGE

IN WITNESS WHEREOF, I have executed this Subscription Agreement on
_____, 2022.

_____   _____

Name (Please Print)   Social Security Number

_____

Signature

_____

Name of Joint Tenant or Tenant-in-Common (if any)

_____

Signature of Joint Tenant or Tenant-in- Common (if any) Address:

_____
_____
_____

Dollar Amount of Shares	$
Number of Shares	

_____

ACCEPTED ON _____, 2022.

Amount of Accepted Shares: $_____

BOTS

OFFERING STATEMENT

5,000,000 Shares of Common Stock at $.05 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200,000	$10,000	$9,200
Maximum Amount	5,000,000	$250,000	$230,000

BOTS, Inc.

By: _____

Its: _____

BOTS

OFFERING STATEMENT

5,000,000 Shares of Common Stock at $.05 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200,000	$10,000	$9,200
Maximum Amount	5,000,000	$250,000	$230,000

BOTS, INC. ADDENDUM TO
SUBSCRIPTION AGREEMENT

THIS ADDENDUM TO SUBSCRIPTION AGREEMENT (this "**Addendum**") is made as of the date of the Company's signature below by the undersigned purchaser ("**Purchaser**") and BOTS, Inc., a Puerto Rico corporation (the "**Company**").

RECITALS

A. Purchaser has executed the Company's Subscription Agreement on or prior to the date of this Addendum (as modified by this Addendum, the "**Purchase Agreement**"). Capitalized terms used in this Addendum and not otherwise defined have the meanings set forth in the Purchase Agreement;

B. The Company has authorized the offer, sale and issuance of Shares for an aggregate amount of up to $250,000 pursuant to the Purchase Agreement to be sold to certain purchasers acceptable to the Company;

C. The Shares are being offered and sold pursuant to Section 4(a)(6) of the Securities Act and the rules and regulations promulgated thereunder ("**Regulation Crowdfunding**"); and

D. It is a requirement to purchase the Shares that Purchaser and the Company enter into this Addendum.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing recitals and the mutual promises, representations, warranties, and covenants hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. **Closing**. The Closing is conditioned upon Purchaser delivering to the Company an executed copy of the Mutual Agreement to Arbitrate and Waiver of Class Action Class attached to this Addendum as Attachment 1 (the "**Arbitration Agreement**").

2. **Representations and Warranties of Purchaser**. Purchaser hereby represents and warrants to the Company and to TBD, as of the date hereof and as of the Closing Date, as follows:

(a) **Purchaser Information**. All information provided by Purchaser through the Platform (including, without limitation, Purchaser's (and Purchaser's spouse if applicable) annual income, net worth and prior Regulation Crowdfunding investment activity) is complete, accurate and true in all respects. In the event that the annual income or net worth of Purchaser's spouse was included in the annual income or net worth provided by Purchaser, Purchaser hereby represents and warrants that Purchaser's and Purchaser's spouse's aggregate Regulation Crowdfunding investment activity does not exceed the investment limits set forth in Rule 100(a)(2) of Regulation Crowdfunding.

(b) **Access to Information**. Purchaser acknowledges that Purchaser has reviewed and understands the contents of the educational materials posted on the Platform.

FP: truCrowd

BOTS

BOTS, Inc
1064 Ave Ponce De Leon
Suite 200 San Juan, PR 00907
(939) 212-9068

OFFERING STATEMENT

5,000,000 Shares of Common Stock at $.05 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**200,000**	**$10,000**	**$9,200**
Maximum Amount	**5,000,000**	**$250,000**	**$230,000**

3.   **No Disqualification Event**. The Company hereby represents and warrants to Purchaser and to TBD that none of the Company, any of its predecessors, any affiliated issuer, any director, officer, general partner or managing member of the Company, any beneficial owner of 20% or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, any promoter connected with the Company in any capacity at the time of sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with the sale of Shares in the Offering (a "**Solicitor**"), nor any general partner, director, officer or managing member of any Solicitor (each, an "**Issuer Covered Person**") is subject to any of the "Bad Actor" disqualifications described in Rule 503(a)(1) to (8) of Regulation Crowdfunding (a "**Disqualification Event**"), except for a Disqualification Event covered by Rule 503(b) or (c) of Regulation Crowdfunding. The Company has exercised reasonable care to determine whether any Issuer Covered Person is subject to a Disqualification Event, including, without limitation, making, in the light of the circumstances, factual inquiry into whether any Disqualification Event exists. The Company has complied, to the extent applicable, with its disclosure obligations under Rule 201(u) of Regulation Crowdfunding, and has furnished to the Purchaser and TBD a copy of any disclosures provided thereunder.

4.   **Reliance on Purchase Agreement**. Purchaser and the Company each represent and warrant to TBD that each of their respective representations and warranties made in the Purchase Agreement is true and correct as of the date made and will be true and correct as of the Closing Date.

5.   **Indemnification**. Purchaser hereby agrees to indemnify and hold harmless TBD and any of their respective officers, directors, controlling persons, equity holders, agents and employees (collectively, the "**Indemnified Parties**"), who is or may be a party or is or may be threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of or arising from any misrepresentation or misstatement of facts or omission to represent or state facts made by Purchaser to the Company or TBD (or any agent or representative of any of them), or omitted by Purchaser, against any losses, damages, liabilities, penalties or expenses (including attorneys' fees, judgments, fines and amounts paid in settlement) actually and reasonably incurred by any Indemnified Party in connection with such action, suit or proceeding.

6.   **Third-Party Beneficiary**. The parties hereto acknowledge and agree that TBD is a direct beneficiary with respect to certain provisions of the Purchase Agreement and may rely on and enforce each of such provisions as if it were a party hereto.

7.   **Dispute Resolutions**. Any suit, action or other proceeding arising out of or based upon the Purchase Agreement shall be subject to the provisions of the Arbitration Agreement.

8.   **Counterparts**. This Addendum may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

9.   **Electronic Execution and Delivery**. A digital reproduction, portable document format (".pdf") or other reproduction of this Addendum may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via *DocuSign* or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.

OFFERING STATEMENT

5,000,000 Shares of Common Stock at $.05 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200,000	$10,000	$9,200
Maximum Amount	5,000,000	$250,000	$230,000

10.   **Conflict**. As between Purchaser and the Company, this Addendum shall amend and modify the Purchase Agreement as set forth herein, and all references to the Purchase Agreement in this Addendum shall for such purposes be deemed to refer to the Purchase Agreement as modified by this Addendum. Except as expressly amended or modified herein, all terms and conditions of the Purchase Agreement are hereby ratified, confirmed and approved and shall remain in full force and effect. In the event of any conflict or inconsistency between this Addendum and the Purchase Agreement, as between Purchaser and the Company, this Addendum shall govern.

[REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

FP: truCrowd

BOTS

BOTS, Inc
1064 Ave Ponce De Leon
Suite 200 San Juan, PR 00907
(939) 212-9068

OFFERING STATEMENT

5,000,000 Shares of Common Stock at $.05 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**200,000**	**$10,000**	**$9,200**
Maximum Amount	**5,000,000**	**$250,000**	**$230,000**

IN WITNESS WHEREOF, each of the parties hereto has executed this Addendum to Subscription Agreement as of the day and year set forth below.

PURCHASER:

____

Name: ____

Date: ____________________________________

COMPANY:

BOTS, INC.

By: _____________________________________

Name:

Title:

Acceptance Date: ___________________________

BOTS

OFFERING STATEMENT

5,000,000 Shares of Common Stock at $.05 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200,000	$10,000	$9,200
Maximum Amount	5,000,000	$250,000	$230,000

SIGNATURE PAGE TO
ADDENDUM TO SUBSCRIPTION AGREEMENT

BOTS

OFFERING STATEMENT

5,000,000 Shares of Common Stock at $.05 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200,000	$10,000	$9,200
Maximum Amount	5,000,000	$250,000	$230,000

ATTACHMENT 1

MUTUAL AGREEMENT TO ARBITRATE AND WAIVER OF CLASS ACTION CLAIMS

THIS MUTUAL AGREEMENT TO ARBITRATE AND WAIVER OF CLASS ACTION CLAIMS (this "**Arbitration Agreement**") is made as of the date set forth on the Company's signature page below, by and between BOTS, Inc., a Puerto Rico corporation (the "**Company**"), and the "Purchaser" set forth on the Purchaser Acceptance page below ("**Purchaser**"). The words "you" and "your" in this Arbitration Agreement refer to the undersigned Purchaser and anyone acting on Purchaser's behalf including, without limitation, Purchaser's family, heirs, agents and assigns.

RECITALS

A.   You and the Company have entered into a Subscription Agreement dated on or prior to the date of this Agreement (as modified or amended, the "**Purchase Agreement**"), and it is a condition to the closing of the sale of the securities of the Company under the Purchase Agreement that you and the Company execute and deliver this Arbitration Agreement.

B.   You and the Company are executing this Arbitration Agreement to obtain the benefit of a speedy, impartial and cost-effective dispute resolution procedure.

AGREEMENT

NOW, THEREFORE, for the right to resolve your claims by arbitration rather than through the courts, you agree with the Company as follows:

1.   **Agreement to Arbitrate**. Except as otherwise expressly provided in this Arbitration Agreement, you and the Company agree to settle by final and binding arbitration any claims and controversies arising out of or relating to your investment in the Company ("**Arbitrable Claims**"), which the Company may have against you or you may have against the Company or any third party (each and every such party is referred to herein as a "**Covered Party**"), including, but not limited to, the following: (a) any claim involving conduct alleged to be in violation of any local, state or federal constitution, regulation, ordinance, statute or common law; (b) any claim for breach of any contract, covenant or duty owed, express or implied (including, without limitation, the Purchase Agreement); and (c) any claim for fraud, misrepresentation, or any other tort. This Agreement is enforceable under and subject to the Federal Arbitration Act, 9 U.S.C. Sec 1 *et. seq*. (the "**FAA**"). For avoidance of doubt, and not as a limitation, TBD and its affiliates and other related or associated persons are intended to be Covered Parties.

2.   **Waiver of Class Action Claims**. **THE PARTIES AGREE THAT THEY MAY BRING CLAIMS AGAINST THE OTHER ONLY IN THEIR RESPECTIVE INDIVIDUAL CAPACITIES, AND NOT AS A PLAINTIFF OR CLASS MEMBER IN ANY PURPORTED CLASS, REPRESENTATIVE, OR COLLECTIVE ACTION.**

3.   **Arbitration Procedures**. Arbitration shall be filed with JAMS, Inc. ("**JAMS**"), and heard by one arbitrator (the "**Arbitrator**") in the County in which the Company's principal executive offices are located (unless otherwise agreed by the parties to the arbitration). The arbitration shall be conducted in accordance with the JAMS Comprehensive Arbitration Rules & Procedures (the

OFFERING STATEMENT

5,000,000 Shares of Common Stock at $.05 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200,000	$10,000	$9,200
Maximum Amount	5,000,000	$250,000	$230,000

"**Rules**") in effect at the time the claim is made. The Rules can be found and obtained at http://www.jamsadr.com/rules-comprehensive-arbitration/ or alternatively can be obtained by requesting a copy from the Company. By signing this Agreement, you acknowledge that you have had an opportunity to review the Rules before signing this Agreement. The Arbitrator shall have the authority to order discovery by way of deposition, interrogatory, document production, or otherwise, as the Arbitrator considers necessary to a full and fair exploration of the issues in dispute, consistent with the expedited nature of arbitration. The Arbitrator shall apply, as applicable, federal or Puerto Rico substantive law and law of remedies. The Arbitrator's remedial authority shall be no greater than that available under each statutory or common law theory asserted and is authorized to award any remedy or relief available under applicable law that the Arbitrator deems just and equitable, including any remedy or relief that would have been available to the parties had the matter been heard in a court. The Arbitrator shall have the authority to provide for the award of attorneys' fees and costs if such award is separately authorized by applicable law. The Arbitrator shall issue a written opinion that includes the factual and legal basis for any decision and award, unless the parties agree otherwise. A judgment upon any award rendered by the Arbitrator may be entered in any court having jurisdiction. You, the Company, any other Covered Party that is a party to the arbitration, legal counsel and the Arbitrator shall treat all arbitration proceedings, including any decision, award and opinion in support thereof, as confidential, and the Arbitrator shall issue such orders as are reasonably necessary to maintain such confidentiality. You will be obligated to pay the then-current court filing fee towards the costs of the arbitration and shall not be required to pay any cost or expense of the arbitration that you would not be required to pay if the matter had been heard in a court. The Company shall bear all other costs unique to arbitration in compliance with applicable law.

4.   **Claims Not Covered By This Arbitration Agreement**. This Arbitration Agreement does not apply to or cover the following claims related to your investment in the Company: (a) claims brought in a court of competent jurisdiction to compel arbitration under this Arbitration Agreement, to enforce or vacate an arbitration award, or to obtain preliminary, injunctive and/or other equitable relief in support of claims to be prosecuted in an arbitration by any party; (b) any claim by the Company or other Covered Person seeking to enforce or protect, or concerning the validity of, any of their respective intellectual property rights; and (c) any other claim not properly arbitrable under the law or otherwise prohibited by law from being arbitrated.

5.   **Survival of Provisions**. This Arbitration Agreement shall continue in effect after your investment in the Company is consummated and shall apply to any arbitrable claim whether it arises or is asserted before, during or after any period in which you hold the Company's securities. You and the Company agree that this Arbitration Agreement can be modified or revoked only by a writing signed by you, the Company, and each other Covered Party against which or whom an arbitrable claim may be asserted hereunder, which specifically states that you, the Company, and such Covered Parties intend to modify or revoke this Arbitration Agreement.

6.   **Severability**. If any one or more provisions of this Arbitration Agreement is found, for any reason, invalid, voidable or unenforceable, in whole or in part, with respect to any claim or class of claims, the finding shall in no way affect any other provision of this Arbitration Agreement or the validity or enforcement of the remainder of this Arbitration Agreement, and any provision thus affected shall itself be modified only to the extent necessary to bring the provision within the applicable requirements of the law.

7.   **Third-Party Beneficiaries**. The parties expressly acknowledge, agree and confirm that each and every Covered Party is an express third-party beneficiary of this Arbitration Agreement,

FP: truCrowd

BOTS

BOTS, Inc
1064 Ave Ponce De Leon
Suite 200 San Juan, PR 00907
(939) 212-9068

OFFERING STATEMENT

5,000,000 Shares of Common Stock at $.05 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**200,000**	**$10,000**	**$9,200**
Maximum Amount	**5,000,000**	**$250,000**	**$230,000**

and each such Covered Party shall have and possess all rights and remedies hereunder as if each such Covered Party were an original party hereto.

8. **Electronic Execution and Delivery**. A digital reproduction, portable document format ("pdf") or other reproduction of this Arbitration Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via *DocuSign* or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.

9. **Sole and Entire Agreement**. The parties acknowledge that this Arbitration Agreement constitutes the complete agreement of the parties on the subject matter contained herein, and supersedes any prior or contemporaneous oral or written agreement or understanding on the subject matter contained herein.

10. **Consideration.** The parties agree that there is good and valuable consideration for the execution of this Arbitration Agreement, including, but not limited to, the requirement that the agreement to arbitrate all claims is mutual between the parties, and other good and valuable consideration.

BOTS, INC.

By: _____
Name:
Title:
Date: _____



OFFERING STATEMENT

5,000,000 Shares of Common Stock at $.05 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200,000	$10,000	$9,200
Maximum Amount	5,000,000	$250,000	$230,000

PURCHASER'S ACCEPTANCE

The undersigned Purchaser acknowledges that it has carefully read and understands the foregoing Arbitration Agreement, that it has received the advice of independent counsel with respect to the foregoing Arbitration Agreement, and that it agrees to be bound by and comply with all of its terms. Purchaser acknowledges that it has entered into this Arbitration Agreement voluntarily and that it is not relying on any representation, oral or written, as to the effect, enforceability or meaning of this Arbitration Agreement, except as specifically set forth in this Arbitration Agreement. THE UNDERSIGNED PURCHASER UNDERSTANDS AND ACKNOWLEDGES THAT BY SIGNING THIS ARBITRATION AGREEMENT, THE COMPANY AND PURCHASER, AND THE OTHER COVERED PARTIES REFERENCED HEREIN, ARE GIVING UP THE RIGHT TO A JURY TRIAL AND TO A TRIAL IN A COURT OF LAW WITH RESPECT TO ANY ARBITRABLE CLAIM ANY OF THEM MAY HAVE AGAINST THE OTHERS. PURCHASER ALSO UNDERSTANDS AND ACKNOWLEDGES THAT, BY SIGNING THIS ARBITRATION AGREEMENT, **THE COMPANY AND PURCHASER EACH EXPRESSLY WAIVE THE RIGHT TO PURSUE ANY ARBITRABLE CLAIM AGAINST THE OTHER AND AGAINST THE OTHER COVERED PARTIES, THROUGH ANY PURPORTED CLASS OR COLLECTIVE ACTION OR OTHER REPRESENTATIVE ACTION.**

PURCHASER:

_____

Name: _____

_____

Date: _____